CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

RECEIVED
2004 MAY 19 P 3:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

14 May 2004

THOMSON FINANCIAL

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

04030240

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 April 2004 till 30 April 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

s/sec/adr/2004/adrltr-apr.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Divestment of interest in subsidiary	1 April 2004	SESTL Listing Manual
CapitaLand launches S$262 million rated RMBS issue	5 April 2004	For Public Relations Purposes
CapitaLand's Thai JV acquires prime residential site in Bangkok CBD	7 April 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "DRP price for March dividend / distribution"	8 April 2004	For Public Relations Purposes
(1) Results of the Annual General Meeting and the Extraordinary General Meeting held on 12 April 2004. (2) Change of Chairman of the Board of Directors with effect from 13 April 2004.	12 April 2004	SESTL Listing Manual
Disposal of subsidiary and freehold property	12 April 2004	SESTL Listing Manual
CapitaLand's section 44 credit	13 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Date of release of first quarter financial results announcement"	13 April 2004	For Public Relations Purposes
Approval of the Securities Commission of Malaysia for the distribution *in specie* of units in CapitaCommercial Trust to CapitaLand shareholders resident in Malaysia	14 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Date of release of first quarter 2004 financial results"	14 April 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Corrigendum to notice of books closure for the first and final dividend for the year ended 31 December 2003"	14 April 2004	For Public Relations Purposes
Establishment of indirect wholly-owned subsidiary, CapitaRetail Japan Fund Private Limited	15 April 2004	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Re-appointment of Directors to the Audit Committee"	15 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Results of the 9th Annual General Meeting and Extraordinary General Meeting on 15 April 2004"	15 April 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "First & final dividend for the financial year ended 31 December 2003"	15 April 2004	For Public Relations Purposes
Change of interest in CapitaLand China Residential Fund Ltd	16 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Date of release of 2004 first quarter financial results"	16 April 2004	For Public Relations Purposes
Announcement and press release by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release and first quarter financial statement for the three months ended 31 March 2004"	16 April 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Results of the 24th Annual General Meeting held on 16 April 2004"	16 April 2004	For Public Relations Purposes
Announcement and press release by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release and first quarter financial statement for the three months ended 31 March 2004"		
Acquisition of associated company, MBO International Pte. Ltd.	19 April 2004	SESTL Listing Manual
Changes in capital of subsidiary, CapitaLand Commercial Limited	19 April 2004	SESTL Listing Manual
Subscription for preference shares in the capital of CapitaRetail Japan Fund Private Limited.	19 April 2004	SESTL Listing Manual
CapitaLand's Japan fund to buy more malls.	19 April 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "(1) 2004 first quarter financial statement announcement; and (2) CMT 1Q2004 distribution exceeds forecast by 5.9%"	20 April 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Resignation of Director"	20 April 2004	For Public Relations Purposes
Distribution *in specie* of units in CapitaCommercial Trust - High Court approval for capital reduction	20 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Response to Business Times' article dated 20 April 2004"	20 April 2004	For Public Relations Purposes
Announcement and news release by CapitaLand's subsidiary, The Ascott Group Limited – "(1) Unaudited results for the period ended 31 March 2004; and (2) Ascott's serviced residence earnings surge 20% from higher occupancies"	21 April 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "First & final dividend of 1.20 cents (6%) per share – change in tax rate"	21 April 2004	For Public Relations Purposes
Distribution *in specie* of units in CapitaCommercial Trust - Notice of books closure and dates in relation to the trading of CCT units	22 April 2004	SESTL Listing Manual
CapitaLand's S$262 million rated RMBS two times subscribed	23 April 2004	For Public Relations Purposes
Interest on convertible bonds due 2007	26 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "(1) Capital reduction and capital distribution of S$0.18 for each share (2) High Court approval for capital reduction (3) Notice of books closure and expected dates for payment and the commencement of trading of S$0.32 shares"	26 April 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Payment of management fee by way of the units in CapitaMall Trust"	28 April 2004	For Public Relations Purposes
Date of release of first quarter 2004 financial results	28 April 2004	SESTL Listing Manual
Establishment of indirect wholly-owned subsidiary, Heliconia Investment Limited"	28 April 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Property Group – "Australand to acquire A$220m property portfolio and raise A$189m of capital"	29 April 2004	For Public Relations Purposes
Announcements by CapitaLand's subsidiary, Australand Property Group – "(1) Request for trading halt; (2) Entitlement offer presentation; (3) Chairman's address & presentation; and (4) Product disclosure statement & prospectus"	29 April 2004	For Public Relations Purposes
Announcements by CapitaLand's subsidiary, Australand Property Group – "(1) Recommencement of trading in stapled securities; (2) Successful institutional capital raising; and (3) Annual General Meeting – Outcome of resolutions"	30 April 2004	For Public Relations Purposes.
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Dissolution of dormant subsidiaries"	30 April 2004	For Public Relations Purposes.

CAPITALAND LIMITED

DIVESTMENT OF INTEREST IN SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd ("PHCI"), a company incorporated in Singapore, has entered into a share transfer agreement to dispose its entire 70% interest comprising 1,312,500 ordinary shares (the "Divestment") in PT Regency Laguna Jasamedika ("PTRLJ"), for US$950,000 (approximately S$1.65 million), to a party unrelated to CapitaLand.

PTRLJ, a company incorporated in Indonesia, owns a vacant site located within the Taman Laguna Indah Township in Surabaya, Indonesia. The site area is 19,366 square metres and it is zoned for a hospital development.

The consideration was arrived at on a willing buyer-willing seller basis. PTRLJ has a positive net book value of approximately US$2.17million (approximately S$3.75 million) as at 31 December 2003. CapitaLand will record a gain of US$0.51 million (approximately S$0.85 million) after writing back a provision made previously in respect of this investment.

The Divestment is conditional upon the approval of the relevant authorities in Indonesia. Upon approval being obtained, and completion, PTRLJ will cease to be a subsidiary of CapitaLand.

The Divestment is consistent with CapitaLand's strategy to dispose of its non-core assets.

The Divestment is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
1 April 2004

Submitted by Tan Wah Nam, Company Secretary on 01/04/2004 to the SGX

CAPITALAND LIMITED

CAPITALAND LAUNCHES S$262 MILLION RATED RMBS ISSUE

News release - RMBS.pd

Submitted by Tan Wah Nam, Company Secretary on 05/04/2004 to the SGX

CapitaLand

For immediate release
5 April 2004

NEWS RELEASE

CapitaLand launches S$262 million rated RMBS issue

Its third RMBS, backed by successful residential sales

Singapore, 5 April 2004 -- CapitaLand has launched a US$155.6 million (S$262 million equivalent) rated Residential Mortgage Backed Securities (RMBS) issue backed by the sales receivables from two of CapitaLand Residential's condominium projects. The RMBS will be issued as US-dollar denominated Notes by Arwen Investment Corporation Ltd to fund the acquisition of the sales receivables from the condominium projects - The Imperial and The Botanic on Lloyd.

The US$ proceeds will be swapped into Singapore dollars. With the RMBS, CapitaLand Residential will enjoy optimal long term Singapore dollar funding, as well as a prudent interest rate structure which will provide 100% fixed-rate interest hedging. Over 80% of the transaction is provisionally rated AAA, which will enable the CapitaLand to achieve a very low cost of funding. The RMBS issue is scheduled to close in end-April 2004. The over S$260 million RMBS will be CapitaLand's largest RMBS to date, as the earlier RMBS was S$198 million.

The Imperial is a 187-unit freehold condominium project located along River Valley Road, while The Botanic on Lloyd is a 66-unit freehold boutique development at Lloyd Road. Both projects offer progressive payment and full deferred payment schemes to buyers. Currently, The Imperial has achieved sales of about 85% while The Botanic on Lloyd is approximately 65% sold.

Bayerische Hypo- und Vereinsbank AG is the Lead Manager for the RMBS issue. This transaction is the third RMBS by CapitaLand.

Details on the RMBS

The Notes are issued via the special purpose company, Arwen Investment Corporation Ltd, in three classes and have been rated by three international rating agencies. The Notes are distributed internationally. The respective provisional ratings by Fitch, Inc., Moody's Investors Services, and Standard and Poor's Rating Services are as follows.

Class: A1 **Indicative Size:** US$126 million **Rating:** AAA/Aaa/AAA
Class: A2 **Indicative Size:** US$17.8 million **Rating:** AA+/Aa1/AA
Class: A3 **Indicative Size:** US$11.8 million **Rating:** A+/A1/A

All the Notes carry quarterly coupon payments and have an expected maturity in October 2006. Applications have been made to list the Notes on the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Luxembourg Stock Exchange.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **5 April 2004**

For more information, please contact:

Analyst contact:

Harold Woo, Equity Markets
Tel: +65 68233210
Email: harold.woo@capitaland.com.sg

Media contact:

Nicole Neo, Communications
Tel: +65 68233218
Email: nicole.neo@capitaland.com.sg

CAPITALAND LIMITED

News Release: "CapitaLand's Thai JV acquires prime residential site in Bangkok CBD"

News release.7April04.pdf

Submitted by Tan Wah Nam, Company Secretary on 07/04/2004 to the SGX

RECEIVED
2004 MAY 19 P 3: 30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

For Immediate Release
7 April 2004

NEWS RELEASE

CapitaLand's Thai JV acquires prime residential site in Bangkok CBD

Plans to have high end condominium launch ready in 2004

Singapore, 7 April 2004 –T.C.C. Capital Land Limited ("TCC Capital Land"), a joint venture company of CapitaLand Limited ("CapitaLand") and T.C.C. Land in Thailand, has acquired a prime freehold residential site in the heart of Bangkok's central business district for 812 million baht (S$35.3 million). TCC Capital Land plans to develop a luxurious 220-unit condominium on the approximately 6,400 square metre site, targeting the high-end homebuyer market. The project is expected to be launched in the fourth quarter of this year.

TCC Capital Land purchased the site from Best Fortune Property and Loan Fund, managed by ING Funds (Thailand) Co., Ltd. The site for the proposed residential development is located at the prestigious address of Wireless Road, Bangkok's "embassy row" and adjacent to the 5-star Hotel Athenee. Homebuyers for the property will enjoy convenient access via Wireless Road and Soi Ruam Rudee and the Phloen Chit mass rapid transit station, which is 5 minutes' walk away.

Said Khun Charoen, Chairman of T.C.C. Group and TCC Capital Land, "We are pleased that the joint venture company has identified its first residential development in Bangkok at the prestigious address of Wireless Road. The joint venture will facilitate investments and development in residential and other properties in Thailand. It will continue to tap into our knowledge and experience of the Thai property market while CapitaLand brings its international experience and real estate expertise. Together, we are confident of offering a choice condominium for homebuyers both in Thailand and abroad. TCC Capital Land

aims to be a significant real estate player leveraging on growth prospects for its business in the real estate sector in Thailand."

Mr Liew Mun Leong, Vice Chairman of TCC Capital Land and President & CEO of CapitaLand, said, "We are pleased to have acquired our first residential site in Bangkok, the gateway city to Thailand and to the Indo-China market. Within a year, we have been able to deliver our strategic goal of developing yet another gateway city to increase our overseas earnings. The joint venture provides CapitaLand with the opportunity to tap into TCC Group's extensive landbank and local knowledge. It will also allow us to deepen our presence in the real estate market in Thailand, which is one of the fastest growing economies in Southeast Asia. The joint venture is a progression of CapitaLand's multi-local strategy, similar to what we have done in China."

CapitaLand has recently been steadily growing its presence in Thailand. Raffles Holdings, which established its presence in Thailand since 1999 through its management contract of Merchant Court Hotel at Le Concorde, recently launched Nai Lert Park Bangkok and has a luxury Raffles resort in Phuket under development. The Ascott Group currently operates over 700 serviced residence units in Bangkok. Premas Thailand, a joint venture company of Premas International, provides integrated total real estate management services, managing more than 2 million square feet of property in Bangkok. Since 2000, CapitaLand has also invested in Thailand through IP Property Fund Asia.

TCC Capital Land will continue to look out for other good opportunities in the bouyant residential, office and retail sectors in Thailand. The outlook for the overall economy and the real estate property market is positive with Thailand's GDP forecast to grow 7.7 to 8.1 per cent in 2004 after expanding 6.7 per cent last year.

About TCC Capital Land

TCC Capital Land, a joint venture company formed in September 2003 by CapitaLand and T.C.C. Land, will invest, develop and manage properties in the residential, office and retail sectors in Thailand. CapitaLand holds a 40 per cent

stake in the joint venture company, while the remaining 60 per cent stake is held by T.C.C. Land.

About T.C.C. Land

T.C.C. Land is the property arm of the T.C.C. group of companies, one of Thailand's largest business conglomerates with a large portfolio of landbank and commercial properties, and also owns hospitality, conventions and leisure related properties in Thailand. T.C.C. Group's portfolio of properties includes prime developments like North Park with the prestigious Rajpruek Golf and Sports Club; Empire Tower which is the single largest commercial building in Thailand; and Pantip Plaza, the highly successful IT mall in Bangkok. The Group also manages 13 hotels through its Imperial Hotel chain.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand Limited include Raffles Holdings, The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia) and CapitaMall Trust.

For more information on CapitaLand, please visit www.capitaland.com.sg

---

Issued by CapitaLand Limited
Date : 7 April 2004

For media enquiries, please contact:
Julie Ong, Mobile: +65 68233541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo, DID: +65 68233210; Email: harold.woo@capitaland.com.sg

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "DRP PRICE FOR MARCH DIVIDEND / DISTRIBUTION"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 08/04/2004 to the SGX

ASX ANNOUNCEMENT

8 April 2004

DRP PRICE FOR MARCH DIVIDEND / DISTRIBUTION

Australand Property Group today announced that for the March 2004 quarter interim dividend / distribution of 4 cents, payable on 3 May 2004, stapled securities would be issued to participants in the Distribution Reinvestment Plan (DRP) at a price of **$1.67** per stapled security.

This has been calculated as a 2.5% discount from the weighted average of all sales of Australand Property Group stapled securities sold on the Australian Stock Exchange during the five trading days following the record date for the distribution, being 31 March 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

(1) RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 12 APRIL 2004

(2) CHANGE OF CHAIRMAN OF THE BOARD OF DIRECTORS WITH EFFECT FROM 13 APRIL 2004

The Board of Directors of CapitaLand Limited (the "Company" or "CapitaLand") wishes to announce that:

(a) At the Annual General Meeting ("AGM") of the Company held on 12 April 2004, all the resolutions on the items of ordinary and special business as set out in the Notice of AGM dated 12 March 2004, and put to the meeting, were duly passed.

(b) At the Extraordinary General Meeting ("EGM") of the Company held on 12 April 2004, all the resolutions as set out in the Notice of EGM dated 16 March 2004, and put to the meeting as special and ordinary resolutions, were duly passed.

The Board of Directors of the Company wishes to further announce that following shareholders' approval at the AGM, Dr Hu Tsu Tau is appointed, with effect from 13 April 2004, as a Director of the Company pursuant to Section 153(6) of the Companies Act, Cap. 50. Dr Hu is also elected as non-executive Chairman of the Board of Directors of the Company, in place of Mr Philip Yeo Liat Kok, who relinquishes his appointments as Director and Chairman of the Board, with effect from 13 April 2004. Mr Philip Yeo will however chair CapitaLand's International Advisory Panel.

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Dr Hu Tsu Tau, is being released separately to the Singapore Exchange Securities Trading Limited.

The Board would also like to take the opportunity to place on record its appreciation to Mr Philip Yeo for his leadership and immense contribution to the CapitaLand group during his tenure as Director and Chairman of the Board.

By Order of the Board

Tan Wah Nam
Company Secretary
12 April 2004

Submitted by Tan Wah Nam, Company Secretary on 12/04/2004 to the SGX

CAPITALAND LIMITED

Announcement Of Appointment Of Independent Director

Date of appointment:	13/04/2004
Name:	Dr Hu Tsu Tau
Age:	77
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	From 1985 to 2001 Minister, Ministry of Finance From 2002 to Present Chairman of GIC Real Estate Pte Ltd

Other directorships

Past (for the last five years)

None

Present

GIC Real Estate Pte Ltd
Mapletree Investments Pte Ltd
Buildfolio.Com.Inc (Company incorporated in Delaware, USA)

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?
○ Yes ● No

(b) Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?
○ Yes ● No

(c) Whether there is any unsatisfied judgment against him?
○ Yes ● No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
○ Yes ● No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
○ Yes ● No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
○ Yes ● No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

(h) Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?
○ Yes ● No

(i) Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?
○ Yes ● No

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

Submitted by Tan Wah Nam, Company Secretary on 12/04/2004 to the SGX

MASNET No. 132 OF 12.04.2004
Announcement No. 135

CAPITALAND LIMITED

DISPOSAL OF SUBSIDIARY AND FREEHOLD PROPERTY

1. Introduction

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect 62.5% owned subsidiary, Canary Riverside Estate Pte Ltd ("CRE"), a company incorporated in Singapore, has entered into a Sale and Purchase Agreement (the "Sale and Purchase Agreement") with Octagon Overseas Limited ("Octagon"), a party unrelated to the CapitaLand group, on 8 April 2004 for the sale (the "Sale") to Octagon of CRE's entire shareholding in its subsidiary known as Canary Riverside Estate Management Limited ("CREM"), a company incorporated in the United Kingdom, as well as CRE's interest in the freehold property (the "Freehold Property") registered at the United Kingdom Land Registry with Title Number EGL 359129. For the purpose of the Sale, CREM has increased its issued share capital from £2 to £2,000,002.

2. Details relating to CREM and the Freehold Property

The net tangible asset value of CREM as per its unaudited financial statement as at 31 March 2004 is £2,067,963. CREM is a company incorporated in the United Kingdom and owns the following assets:

(a) the 999 year leasehold property known as Canary WF-1 Riverside, Westferry Circus, Canary Wharf, London;

(b) the 999 year leasehold property known as Car Park, Canary Riverside, Westferry Circus, Canary Wharf, London;

(c) the 999 year leasehold property known as parts of restaurant 37 and the first floor flat Belgrave Court and car parking spaces 94 and 95 Westferry Circus, Canary Wharf, London;

(d) the 999 year leasehold property known as the Health Club, Pool and Lantern restaurant on the lower levels 1, 2 and ground, first, second, third and fourth floor levels, Westferry Circus, Canary Wharf, London; and

(e) the 999 year leasehold property previously known as the land and airspace which now comprises Belgrave Court, Eaton House, Berkeley Tower and Hanover House, Westferry Circus at Canary Wharf Riverside Development, Canary Wharf, London,

(together, the "Leasehold Properties").

Based on the unaudited consolidated financial statements of the Canary Riverside group (the "Canary Riverside Group") for the three months ended 31 March 2004 the book value of the Leasehold Properties amounted to approximately £23,012,850.

An independent valuer, namely, CB Richard Ellis Hotels Limited ("CBRE") was appointed to assess the value of the Leasehold Properties. CBRE has stated in its valuation report dated 17 December 2003 that, it is of the opinion that the Leasehold Properties had an open market value of £23,012,850 as at 17 December 2003.

The Freehold Property is located at Westferry Road, Docklands, London E14. The land size is 2.0 hectares. It commands nominal ground rent from the leaseholders. The Freehold Property is being sold subject to existing occupational and residential leases, including the leases in relation to the Leasehold Properties, and other matters noted upon the title.

3. Consideration

The maximum consideration for the entire shareholding interest in CREM and the entire interest in the Freehold Property is £1,999,323 (approximately S$6,139,122), comprising £1,999,322 being the purchase consideration for the shares in CREM ("Share Consideration") and £1, being the purchase consideration for the interest in the Freehold Property. On completion, Octagon will also procure the repayment in cash of an intercompany debt of £22,018,453 (approximately S$67,609,862) by CREM to Canary Riverside Properties Pte Ltd, another Singapore incorporated company in which CapitaLand holds 62.5% of its issued share capital.

The consideration was arrived at on a willing buyer-willing seller basis and will be satisfied by Octagon in full by cash except for £1,017,775 ("Balance") being part of the Share Consideration, of which £400,000 shall be paid in cash in four consecutive equal monthly instalments from the date of completion, the first being payable on the date which is one month from the date of completion. If the total amount of debts owing to and prepayments by CREM at the date of completion ("Debts") realised by CREM within one year after completion exceed the aggregate of £400,000 and the amount of outgoings being all sums owed by CREM at completion (other than intercompany debt), Octagon shall pay to CRE as additional Share Consideration, an amount equal to 90% of the excess up to the maximum of the balance of the £617,775 being the difference between the Balance and £400,000. If the Debts realised after completion are less than £400,000, CRE shall repay to Octagon by way of reduction of the Share Consideration an amount equal to the shortfall.

4. Completion of the Sale

Completion of the Sale falls on the same date as the signing of the Sale and Purchase Agreement. Upon the completion, CREM will cease to be an indirect subsidiary of CapitaLand.

5. Intended use of the sale proceeds

CapitaLand intends to use the sale proceeds for working capital purposes.

6. **Financial Effects of the Sale**

The transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

7. **Rationale for the Sale**

The Canary Riverside development is a mixed-use development comprising 325 residential apartments, hotel, club, restaurants and car-park. The sale of the residential apartments has been largely completed and the investment properties are achieving steady yields. It was timely for the investment assets to be therefore divested to a buyer seeking such yields. The hotel interest will remain with the Canary Riverside Group.

8. **Disclosure of interests**

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

9. **Documents for inspection**

A copy of the Sale and Purchase Agreement and the valuation report for the Freehold Property is available for inspection during normal business hours at CapitaLand's registered office at 168 Robinson Road #30-01 Capital Tower Singapore 068912, for a period of three months from the date hereof.

By Order of the Board

Tan Wah Nam
Company Secretary
12 April 2004

Submitted by Tan Wah Nam, Company Secretary on 12/04/2004 to the SGX

CAPITALAND'S SECTION 44 CREDIT

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that in respect of a shareholder's query at CapitaLand's Annual General Meeting held on 12 April 2004, the available Section 44 credit is approximately S$134 million and any distribution will take into account the cash flow requirements and future profitability of the CapitaLand group.

By Order of the Board

Tan Wah Nam
Company Secretary
13 April 2004

Submitted by Tan Wah Nam, Company Secretary on 13/04/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "DATE OF RELEASE OF FIRST QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc 13 Apr 2004.pd

Submitted by Tan Wah Nam, Company Secretary on 13/04/2004 to the SGX

MASNET No. 58 OF 13.04.2004
Announcement No. 58

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Date of Release of First Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the three months ended 31 March 2004 on Friday, 16 April 2004.

By Order of the Board

Emily Chin
Company Secretary
13 April 2004

Submitted by Emily Chin, Company Secretary on 13 April 2004 to the SGX

APPROVAL OF THE SECURITIES COMMISSION OF MALAYSIA FOR THE DISTRIBUTION IN SPECIE OF UNITS IN CAPITACOMMERCIAL TRUST TO CAPITALAND SHAREHOLDERS RESIDENT IN MALAYSIA

The Board of Directors of CapitaLand Limited (the "Company") refers to its Circular to Shareholders dated 16 March 2004 (the "Circular") in relation to the proposed distribution *in specie* ("Distribution *In Specie*") of units in CapitaCommercial Trust ("CCT Units") to the shareholders of the Company ("Shareholders").

As mentioned in the Circular, the distribution of the CCT Units to Shareholders whose registered addresses appearing in the Company's Register of Members or Depository Register (as the case may be) are in Malaysia ("Overseas Shareholders in Malaysia") is subject to the approval of the Securities Commission of Malaysia ("Securities Commission"), and that the Company had made an application to the Securities Commission for such approval.

The Board is pleased to announce that the Company has received the approval of the Securities Commission for the distribution of the CCT Units to Overseas Shareholders in Malaysia, and that such Overseas Shareholders in Malaysia will therefore receive their entitlements to the CCT Units when the Distribution *In Specie* is effected.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore, 14 April 2004

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute these materials in certain jurisdictions.

Submitted by Tan Wah Nam, Company Secretary on 14/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF FIRST QUARTER 2004 FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott annc (14 Apr 2004).pd

Submitted by Jessica Lum, Assistant Company Secretary on 14/04/2004 to the SGX

MASNET No. 35 OF 14.04.2004
Announcement No. 35

THE ASCOTT GROUP LIMITED

DATE OF RELEASE OF FIRST QUARTER 2004 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the three months ended 31 March 2004 on Wednesday, 21 April 2004.

By order of the Board

Shan Tjio
Company Secretary
14 April 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 14/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "CORRIGENDUM TO NOTICE OF BOOKS CLOSURE FOR THE FIRST AND FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2003"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 14/04/2004 to the SGX

MASNET No. 79 OF 14.04.2004
Announcement No. 79

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

CORRIGENDUM TO NOTICE OF BOOKS CLOSURE FOR THE FIRST AND FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2003

This Notice supercedes the Notice of Books Closure released by the Company on 22 March 2004.

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**") refers to the first and final dividend of 4% or S$0.02 for each ordinary share of S$0.50 in the capital of the Company, less Singapore tax, which has been recommended by the Board for the year ended 31 December 2003 (the "**First and Final Dividend**") and which is subject to the approval of the shareholders of the Company ("**Shareholders**") at the 9th Annual General Meeting of the Company to be held at 10.30 a.m. on 15 April 2004.

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 9th Annual General Meeting of the Company for the declaration of the First and Final Dividend which will be paid on 28 May 2004, the Transfer Books and Register of Members of the Company will be closed on 14 May 2004 at 5.00 p.m.. Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 14 May 2004 will be registered to determine shareholders' entitlement to the proposed dividend. Depositors whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 14 May 2004 will be entitled to the proposed dividend.

By Order of the Board

Emily Chin
Company Secretary
Singapore, 14 April 2004

Submitted by Emily Chin, Company Secretary on 14 /04/2004 to the SGX

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL JAPAN FUND PRIVATE LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaRetail Japan Fund Private Limited ("CRJFPL")
Principal Activity	:	Investment holding company
Authorised Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each and ¥500,000 divided into 500,000 redeemable non-cumulative convertible preference shares of ¥1 each
Paid-Up Capital	:	S$2 divided into 2 ordinary shares of S$1 each

CRJFPL is an indirect wholly-owned subsidiary of CapitaLand Financial Limited, itself a wholly-owned subsidiary of CapitaLand.

In view of the establishment of CRJFPL, CapitaLand has changed the name of another indirect wholly-owned subsidiary, incorporated on 5 November 2003, from CapitaRetail Japan Fund Limited to CapitaRetail LPM Investment Ltd.

By Order of the Board

Tan Wah Nam
Company Secretary
15 April 2004

Submitted by Tan Wah Nam, Company Secretary on 15/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 15/04/2004 to the SGX

MASNET No. 64 OF 15.04.2004
Announcement No. 64

CAPITAMALL TRUST

RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE

The Board of Directors of CapitaMall Trust Management Limited ("CMTML"), the Manager of CapitaMall Trust, wishes to announce that at the Annual General Meeting ("AGM") of CMTML, Mr Hsuan Owyang and Mr James Glen Service were re-appointed as Directors pursuant to Section 153(6) of the Companies Act, Cap. 50 to hold office until the next AGM of CMTML.

Upon re-election, Mr Owyang and Mr Service remained respectively as Chairman and member of the Audit Committee and are considered independent pursuant to Rule 704(8) of the Listing Manual.

Subsequent to the above, the compositions of the Board of Directors and the Audit Committee remain unchanged, and are as follows:

Board of Directors

Mr Hsuan Owyang
Mr Liew Mun Leong
Mr James Glen Service
Mr David Wong Chin Huat
Mr Pua Seck Guan
Mr Hiew Yoon Khong
Mr Lui Chong Chee
Mr Kee Teck Koon
Mr S. Chandra Das
Mr Chay Wai Chuen (alternate Director to Mr S. Chandra Das)

Audit Committee

Mr Hsuan Owyang
Mr James Glen Service
Mr David Wong Chin Huat
Mr Lui Chong Chee

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
15 April 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 15/04/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RESULTS OF THE 9TH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING ON 15 APRIL 2004"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 15/04/2004 to the SGX

MASNET No. 88 OF 15.04.2004
Announcement No. 88

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Results of the 9th Annual General Meeting and Extraordinary General Meeting on 15 April 2004

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that :

(a) At the 9th Annual General Meeting ("AGM") of the Company held on 15 April 2004, all the resolutions on the items of ordinary and special business as set out in the Notice of AGM dated 22 March 2004, and put to the meeting, were duly passed.

(b) At the Extraordinary General Meeting ("EGM") of the Company held on 15 April 2004, all the resolutions as set out in the Notice of EGM dated 22 March 2004 and put to the meeting as special and ordinary resolutions, were duly passed.

By Order of the Board

Emily Chin
Company Secretary
15 April 2004

Submitted by Emily Chin, Company Secretary on 15/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "FIRST & FINAL DIVIDEND FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 15/04/2004 to the SGX

MASNET No. 91 OF 15.04.2004
Announcement No. 91

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

First & Final Dividend for the Financial Year Ended 31 December 2003

The Board of Directors of Raffles Holdings Limited wishes to announce that at its Annual General Meeting today, the shareholders have approved a First and Final Dividend for the Financial Year Ended 31 December 2003 of S$0.02 per share.

The 2004 Singapore Budget announced on 27 February 2004 stated that the corporate tax rate was reduced from 22% to 20%.

Accordingly, the said First and Final Dividend will be subject to a corporate tax rate of 20%.

By Order of the Board

Emily Chin
Company Secretary
15 April 2004

Submitted by Emily Chin, Company Secretary on 15/04/2004 to the SGX

CHANGE OF INTEREST IN CAPITALAND CHINA RESIDENTIAL FUND LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand China Residential Fund Ltd. ("CCRF" or the "Fund") has secured additional commitments to the Fund (the "Transaction"), thereby increasing the aggregate commitments to US$61 million (approximately S$101.9 million). CapitaLand's commitment, through its indirect wholly-owned subsidiary, CapitaLand Fund Investment Pte Ltd, of US$20.501 million (approximately S$34.2 million) remains unchanged. Following the Transaction, CapitaLand's effective interest in the preference share capital of CCRF is reduced to 33.6%.

CCRF was launched in October 2003 to invest in residential development projects in the People's Republic of China so as to capitalise on the growth of the residential property market with a primary focus on the mid to high-end segment in Shanghai and Beijing. As of today, about US$12.7 million (approximately S$21.2 million) has been invested by CCRF into three residential projects, namely Oasis Riviera in Shanghai's Changning District, La Forêt in Beijing's Chaoyang District and a townhouse site in Huacao Town in Shanghai's Minhang District.

Following the Transaction, the Fund is deemed closed and there will be no further placement of shares therein. To date, there are in the Fund a total of 12 external investors, including corporations, financial institutions and individual investors.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
16 April 2004

Submitted by Tan Wah Nam, Company Secretary on 16/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF 2004 FIRST QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML annc.PDI

Submitted by Jessica Lum, Assistant Company Secretary on 16/04/2004 to the SGX

MASNET No. 69 OF 16.04.2004
Announcement No: 69

CAPITAMALL TRUST

DATE OF RELEASE OF 2004 FIRST QUARTER FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the three months ended 31 March 2004 on Tuesday, 20 April 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
16 April 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 16/04/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "RESULTS OF THE 24TH ANNUAL GENERAL MEETING HELD ON 16 APRIL 2004"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott-results.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/04/2004 to the SGX

MASNET No. 39 OF 16.04.2004
Announcement No. 39

THE ASCOTT GROUP LIMITED

RESULTS OF THE 24TH ANNUAL GENERAL MEETING HELD ON 16 APRIL 2004

At the 24th Annual General Meeting ("AGM") of the Company held on 16 April 2004, all the resolutions relating to matters as set out in the Notice of AGM dated 25 March 2004 were duly passed.

By Order of the Board

Shan Tjio
Company Secretary
16 April 2004

Submitted by Shan Tjio, Company Secretary on 16/04/2004 to the SGX

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE AND FIRST QUARTER FINANCIAL STATEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2004"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today announced its unaudited results for the three months ended 31 March 2004.

For details, please refer to the announcement and press release posted by Raffles on the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 16/04/2004 to the SGX

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Press Release and First Quarter Financial Statement for the three months ended 31 March 2004

Raffles Holdings Limited hereby attach the Press Release and First Quarter Financial Statement for the three months ended 31 March 2004.

Q1 04 masnet.pdf

Q1 2004 Press Release.pdf

By Order of the Board

Emily Chin
Company Secretary
16 April 2004

Submitted by Emily Chin, Company Secretary on 16/04/2004 to the SGX

Raffles HOLDINGS

RAFFLES HOLDINGS LIMITED

First Quarter Financial Statement

TABLE OF CONTENTS

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group		
		31 Mar 2004	31 Mar 2003	Incr / (Decr)
		S$'000	S$'000	%
Turnover	i	**127,648**	**94,621**	35
Cost of sales	i	(64,165)	(47,604)	35
Gross profit	i	**63,483**	**47,017**	35
Advertising & promotion	ii	(7,551)	(6,891)	10
General & administration	ii	(22,368)	(21,971)	2
Property & maintenance	ii	(35,716)	(25,542)	40
Other operating income		996	448	122
Profit from operating activities	iii	**(1,156)**	**(6,939)**	n.m.
Share of results of associated companies	iv	10,852	12,623	(14)
Profit before interest and tax		**9,696**	**5,684**	71
Finance income		2,132	1,405	52
Finance costs		(2,202)	(2,531)	(13)
Profit before tax	v	**9,626**	**4,558**	111
Income tax expense		(4,358)	(4,269)	2
Profit after tax		**5,268**	**289**	1,723
Minority interests		398	(39)	n.m.
Profit attributable to shareholders	vi	**5,666**	**250**	2,166

n.m. - not meaningful

Explanatory Notes - Performance (Q1 2004 versus Q1 2003)

i) Turnover, cost of sales and gross profit

In Q1 2004, turnover increased by S$33.0 mil or 34.9% to S$127.6 mil. The higher turnover was achieved through the Group's successful sales and marketing initiatives implemented to drive topline, on the back of a recovery in international travel and global demand for lodging. The increase was also due to the consolidation of the three-month turnover of Swissotel Nankai Osaka following its launch on 1 September of 2003 which more than offset the deconsolidation of the Raffles Brown's Hotel's turnover following its divestment in June 2003.

In Q1 2004, cost of sales increased by S$16.6 mil or 34.8% as compared to Q1 2003 mainly due to the consolidation of the Swissotel Nankai Osaka's cost of sales for Q1 2004, net of deconsolidation of the Raffles Brown's Hotel's cost of sales. Excluding these effects, the cost of sales increased marginally on the back of a higher turnover, resulting in a better gross profit margin of 52%. This was achieved as a result of the various cost-containment measures that were implemented since 2003.

Overall, including the results of Swissotel Nankai Osaka, gross profit improved by S$16.4 mil to S$63.5 mil.

ii) Advertising & promotion, general & administration and property & maintenance

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion and general & administration expenses increased in Q1 2004 by S$1.1 mil over Q1 2003 mainly due to the consolidation of the three-month expenses of Swissotel Nankai Osaka net of deconsolidation of the Raffles Brown's Hotel's expenses. If these effects were excluded, these expenses were lower by S$1.5 mil as compared to Q1 2003 despite higher turnover, mainly due to continuation of cost savings efforts put in place since 2003.

Property & maintenance expenses increased by S$10.2 mil from S$25.5 mil in Q1 2003 to S$35.7 mil in Q1 2004 mainly due to (a) the consolidation of the three-month expenses of Swissotel Nankai Osaka which included lease payments made to the lessor of the hotel, (b) the deconsolidation of Raffles Brown's Hotel's expenses, (c) one-off additional property tax expense relating to prior years and (d) higher depreciation due mainly to the completion of capital expenditure refurbishments in 2003.

iii) Profit from operating activities

As a result of the above, loss from operating activities was significantly reduced by S$5.7 mil to S$1.2 mil.

iv) Share of results of associated companies

Income derived from associated companies decreased by S$1.7 mil from S$12.6 mil in Q1 2003 to S$10.9 mil in Q1 2004 due to the absence of property tax rebate in 2004 and a write back of provision in Q1 2003 by Tincel Properties (Private) Limited ("Tincel Properties").

v) Profit before tax

The profit before tax for Q1 2004 of S$9.6 mil was S$5.0 mil or 111.2% higher than the S$4.6 mil recorded in Q1 2003. The increase was mainly due to better operational performance from the Hotels & Resorts segment, higher finance income of S$0.7 mil resulting mainly from exchange gains and lower finance costs of S$0.3 mil resulting from lower average principal and lower average interest rates.

vi) Profit attributable to shareholders (PATMI)

Overall, Q1 2004 profit attributable to shareholders of S$5.7 mil increased by more than 20-fold over the Q1 2003 profit of S$0.3 mil. The increase in profit was due to (a) better operating performance from Hotels & Resorts segment on higher turnover and lower costs that arose from successful cost containment measures, (b) higher finance income and lower finance expenses, and (c) consolidation of 100% of Raffles Hotel's results.

viii) Additional Disclosures

Additional Disclosure

Profit before tax was arrived at after:

	Group		
	31 Mar 2004	31 Mar 2003	Incr / (Decr)
	S$'000	S$'000	%
Charging			
Depreciation and amortisation	(13,807)	(12,692)	9
Allowance for doubtful debts	(838)	(67)	1,151
Net loss on disposal of property, plant and equipment	(2)	-	n.m.
Interest expense	(2,202)	(2,365)	(7)
Foreign exchange loss	-	(166)	n.m.
Write-off of property, plant and equipment	-	(188)	n.m.
And crediting			
Interest income	1,669	1,405	19
Net gain on disposal of property, plant and equipment	-	6	n.m.
Foreign exchange gain	463	-	n.m.

ix) Extraordinary/ Exceptional items

Nil

x) Adjustments for under or over provision of tax in respect of prior years

The adjustment for under or over provision of tax in respect of prior years is immaterial (2003: immaterial).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	Group		Company	
		31 Mar 2004	31 Dec 2003	31 Mar 2004	31 Dec 2003
		S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	272,639	249,367	211,881	187,605
Receivables	ii	96,217	79,964	27,907	17,480
Short-term investments	i	101,236	121,339	89,276	109,369
Inventories		9,415	9,645	-	-
Other current assets		8,681	3,101	27	14
		488,188	463,416	329,091	314,468
Non-current assets					
Receivables	ii	46,305	62,243	-	-
Other investments and assets		19,271	19,703	85	91
Investments in associated companies		717,945	718,457	371,441	371,441
Investments in subsidiaries		-	-	1,117,439	1,115,826
Investment properties		64,800	64,800	-	-
Property, plant and equipment	iii	1,105,953	1,117,114	16	17
Deferred tax asset		2,252	2,265	-	-
Goodwill		18,653	18,935	-	-
		1,975,179	2,003,517	1,488,981	1,487,375
Total assets		**2,463,367**	**2,466,933**	**1,818,072**	**1,801,843**
Current liabilities					
Trade and other payables		137,459	146,671	9,424	8,589
Provision for income tax		30,813	27,074	16,404	13,952
Borrowings	iv	103,195	95,327	-	-
Provisions		4,461	4,461	4,461	4,461
		275,928	273,533	30,289	27,002
Non-current liabilities					
Borrowings	iv	168,458	181,674	-	-
Provision for deferred tax		26,183	26,427	-	-
Other non-current liabilities		12,108	12,327	1,092	1,062
Provisions		12,917	12,917	12,917	12,917
		219,666	233,345	14,009	13,979
Total liabilities		**495,594**	**506,878**	**44,298**	**40,981**
Net assets		**1,967,773**	**1,960,055**	**1,773,774**	**1,760,862**
Share capital and reserves					
Share capital		1,041,264	1,040,007	1,041,264	1,040,007
Reserves		872,193	866,072	732,510	720,855
Total shareholders' equity		1,913,457	1,906,079	1,773,774	1,760,862
Minority interests		54,316	53,976	-	-
		1,967,773	**1,960,055**	**1,773,774**	**1,760,862**
Net tangible assets (Total shareholders' equity less goodwill)	v	1,894,804	1,887,144	1,773,774	1,760,862

Explanatory Notes

i) Cash and cash equivalents & Short-term investments

Cash and cash equivalents & Short-term investments increased by S$3.2 mil from S$370.7 mil to S$373.9 mil. The conversion of S$20.1 mil short-term market investments to cash upon maturity was in preparation of the capital distribution exercise expected in May 2004. (See further elaboration on Page 11)

ii) Receivables

Current receivables and non-current receivables were S$142.5 mil in Q1 2004 as compared to S$142.2 mil in Q1 2003. During the quarter, there was a receivable of S$15.7 mil that was reclassified from non-current receivables to current receivables as it falls due within the next twelve months.

iii) Property, plant and equipment

Property, plant and equipment decreased by S$11.1 mil from S$1,117.1 mil to S$1,106.0 mil. This was due mainly to depreciation charge for Q1 2004 of S$13.4 mil partly offset by capital expenditure of S$4.3 mil.

iv) Borrowings

The Group's total borrowings decreased by S$5.3 mil from S$277.0 to S$271.7 mil. This was due mainly to repayment of loans amounting to S$4.3 mil in Q1 2004. There was a reclassification of S$11.2 mil from non-current borrowings to current borrowings as one of the loans become repayable in March 2005.

v) Net tangible assets

The Group's net tangible assets of S$1,894.8 mil as at 31 March 2004 was S$7.7 mil higher than the balance of S$1,887.1 mil as at 31 December 2003 mainly due to the profit for Q1 2004 and proceeds on shares issued pursuant to the exercise of share options by option holders.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31 Mar 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
67,410	35,785	57,007	38,320

(b) Amount repayable after one year

As at 31 Mar 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
128,458	40,000	141,674	40,000

(c) Details of any collateral

At the end of the financial period/year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	31 Mar 2004	31 Dec 2003
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	472,536	477,111

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group	
		31 Mar 2004	31 Mar 2003
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		9,626	4,558
Adjustments for :			
Depreciation and amortisation		13,807	12,692
Exchange difference		1,470	(2,877)
Interest income		(1,669)	(1,405)
Interest expense		2,202	2,365
Provision for retirement gratuity		42	87
Net loss/ (gain) on disposal of property, plant and equipment		2	(6)
Allowance for doubtful debts		838	67
Write-off of property, plant and equipment		-	188
Share of results of associated companies		(10,852)	(12,623)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		15,466	3,046
Change in operating assets and liabilities :			
Inventories		230	(455)
Receivables		2,114	4,440
Payables		(7,257)	(7,668)
Cash generated from (used in) operations		10,553	(637)
Interest received from an associated company		2,665	2,636
Income tax refund/ (paid)		264	(1,401)
NET CASH INFLOW FROM OPERATING ACTIVITIES		13,482	598
Cash flows from investing activities			
Proceeds from sale of short-term market investments		20,093	10,000
Subscription of convertible bonds issued by an associated company		-	(8,000)
Purchase of property, plant and equipment and other assets		(5,510)	(12,829)
Proceeds from sale of a non-core asset by a subsidiary company		-	32,258
Other dividend and interest received		914	1,346
Proceeds from sale of property, plant & equipment and other assets		25	97
NET CASH INFLOW FROM INVESTING ACTIVITIES		15,522	22,872
Cash flows from financing activities			
Proceeds from issue of shares under share option plan		1,257	-
Interest paid		(2,946)	(3,278)
Repayment of term borrowings		(4,302)	(11,833)
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(5,991)	(15,111)
Net increase in cash and cash equivalents held	ii	23,013	8,359
Cash and cash equivalents at the beginning of the financial period		248,842	101,439
Cash and cash equivalents at the end of the financial period	i	271,855	109,798

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	31 Mar 2004	31 Mar 2003
	S$'000	S$'000
Cash and cash equivalents	272,639	113,687
Less: Bank overdrafts*	(784)	(3,889)
Cash and cash equivalents per consolidated cash flow statement	271,855	109,798

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash flow from operating activities was significantly higher by S$12.9 mil on the back of stronger operational performance.

Net cash flow from investing activities included proceeds from short-term market investments that matured in Q1 2004. The cash was set aside in preparation of the capital distribution exercise expected in May 2004. (See further elaboration on Page 11)

Overall, net cash inflow for the period ended 31 March 2004 was S$23.0 mil.

The ending cash balance did not include the Group's investments in short-term market investments of S$89.3 mil although they are readily conv[illegible]e to cash.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2004	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079
Net currency translation adjustment	-	-	-	455	-	455
Net gains not recognised in income statement	-	-	-	455	-	455
Net profit after tax	-	-	-	-	5,666	5,666
Total recognised gains for the financial period	-	-	-	455	5,666	6,121
Issue of shares under share option plan	1,257	-	-	-	-	1,257
As at 31 Mar 2004	1,041,264	105,152	230,278	(7,068)	543,831	1,913,457
As at 1 Jan 2003	1,040,000	105,152	258,287	(42,331)	520,415	1,881,523
Net currency translation adjustment	-	-	-	17,713	-	17,713
Net gains not recognised in income statement	-	-	-	17,713	-	17,713
Net profit after tax	-	-	-	-	250	250
Total recognised gains for the financial period	-	-	-	17,713	250	17,963
As at 31 Mar 2003	1,040,000	105,152	258,287	(24,618)	520,665	1,899,486

Company

	Share capital	Share premium	Exchange fluctuation reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2004	1,040,007	105,152	32,871	582,832	1,760,862
Net currency translation adjustment	-	-	2,368	-	2,368
Net gains not recognised in income statement	-	-	2,368	-	2,368
Net profit after tax	-	-	-	9,287	9,287
Total recognised gains for the financial period	-	-	2,368	9,287	11,655
Issue of shares under share option plan	1,257	-	-	-	1,257
As at 31 Mar 2004	1,041,264	105,152	35,239	592,119	1,773,774
As at 1 Jan 2003	1,040,000	105,152	17,454	567,195	1,729,801
Net currency translation adjustment	-	-	6,492	-	6,492
Net gains not recognised in income statement	-	-	6,492	-	6,492
Net profit after tax	-	-	-	1,730	1,730
Total recognised gains for the financial period	-	-	6,492	1,730	8,222
As at 31 Mar 2003	1,040,000	105,152	23,946	568,925	1,738,023

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the financial period, the Company issued 2,514,780 ordinary shares of S$0.50 each for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

Share options
As at 31 March 2004, there were 38,183,520 (31 March 2003: 22,490,700) unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan.

Movements are as follows:

As at 1 January 2004	29,225,200
Granted during the financial period	11,864,000
Cancelled during the financial period	(390,900)
Exercised during the financial period	(2,514,780)
As at 31 March 2004	38,183,520

Performance Shares
The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company. No new awards of performance shares were made during the financial period. As at 31 March 2004, there were 2,700,000 (31 March 2003: 2,300,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. To date, no release of awards has been made as the three-year performance cycle of the first grant of awards would end in 2004 and any release of performance shares would be made in 2005. The amount provided in the income statement for Q1 2004 was S$0.1 mil (Q1 2003: [illegible]1 mil).

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited nor reviewed by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial period compared with the financial statements as at 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		Group	
		31 Mar 2004	31 Mar 2003
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.27	0.01
(b)	On fully diluted basis (cents)	0.27	0.01

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	31 Mar 2004	31 Dec 2003	31 Mar 2004	31 Dec 2003
Net asset value* per ordinary share (S$)	0.94	0.94	0.85	0.85

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

The Group achieved a robust 22-fold increase in profit attributable to shareholders (PATMI) from S$0.3 mil in Q1 2003 to S$5.7 mil in Q1 2004. The significant improvement was underpinned by better performance from operations, particularly from Hotels & Resorts segment, and reflected the success of the various initiatives the Group had implemented to:

(a) aggressively grow revenue to benefit from the recovery in the global lodging industry;

(b) rigorously manage costs to improve operating leverage and profit flow through from revenue growth; and

(c) accretively grow the hotel business and network through a creative mix of management contracts, leases and equity participation to improve returns.

The various sales and marketing initiatives boosted turnover by 34.9% with revenue per available room (RevPAR) increases in most regions. At the same time, the Group's effective management of costs resulted in significantly higher profit flow through and improved margins.

The Group added four new management contracts and acquired the remaining 43.3% shareholding in Raffles Hotel in 2003. During the quarter, the Group recognized contributions from the new contracts in Swissotel Nankai Osaka and Nai Lert Park Bangkok as well as from the additional stake in Raffles Hotel.

Performance of the Related Commercial Investment segment remained stable and it continued to be a significant contributor to the Group.

Capital Distribution

Further to the announcement on 28 January 2004 in respect of the one-off capital distribution ("the Capital Distribution") of S$0.18 for each share, the Company had issued a Circular dated 22 March 2004 which set out relevant information relating to the Capital Distribution of an aggregate amount of approximately S$374.8m to shareholders, by way of a capital reduction exercise to reduce the par value of each share from S$0.50 to S$0.32 ("the Capital Reduction").

The implementation of the Capital Reduction and Capital Distribution is conditional upon, inter alia, the following :

(a) the passing of a special resolution of shareholders approving the Capital Reduction and Capital Distribution at an Extraordinary General Meeting ("EGM");

(b) the approval and confirmation of the High Court for the Capital Reduction; and

(c) the approval of all other relevant regulatory authorities.

The Company is pleased to announce that at its EGM held on 15 April 2004, the special resolution relating to the Capital Reduction & Capital Distribution was duly passed by its shareholders.

The following are the indicative dates for the Capital Reduction & Capital Distribution :-

Expected last day of trading cum distribution	11-May-04
Expected date of trading ex-distribution	12-May-04
Expected Books Closure Date for the Capital Distribution	14 May-04 at 5:00pm
Expected Effective Date of the Capital Reduction	15-May-04
Expected Payment Date of the Capital Distribution	28-May-04

NOTE:-

THE TIMETABLE IS INDICATIVE ONLY. THE ACTUAL DATES OF THE ABOVE EVENTS WILL BE ANNOUNCED IN DUE COURSE.

(i) Turnover

	Group (First Quarter)			
	Q1 2004	Q1 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	127.3	94.2	33.1	35
Related Commercial Investment	0.3	0.4	(0.1)	(25)
Total Turnover	**127.6**	**94.6**	**33.0**	**35**

Performance (Q1 2004 versus Q1 2003)

In Q1 2004, turnover increased by S$33.0 mil or 34.9% to S$127.6 mil. The higher turnover was achieved through the Group's successful sales and marketing initiatives implemented to drive topline, on the back of a recovery in international travel and global demand for lodging. The increase was also due to the consolidation of the three-month turnover of Swissotel Nankai Osaka following its launch on 1 September of 2003 which more than offset the deconsolidation of the Raffles Brown's Hotel's turnover following its divestment in June 2003.

(ii) Profitability

	Group (First Quarter)			
	Q1 2004	Q1 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisaton (EBITDA)	**25.6**	**19.8**	**5.8**	**30**
Comprising:				
Hotels & Resorts (Note 1)	16.6	9.3	7.3	79
Related Commercial Investment (Note 2)	6.9	9.1	(2.2)	(24)
Unallocated (Note 3)	2.1	1.4	0.7	50
EBITDA	**25.6**	**19.8**	**5.8**	**30**
Profit after tax and minority interests attributable to shareholders (PATMI)	**5.7**	**0.3**	**5.4**	**2,166**

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial segments. Th[illegible]s principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to interest income and exchange differences.

Performance (Q1 2004 versus Q1 2003)

EBITDA

The Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$25.6 mil, an increase of 29.6% over Q1 2003, due mainly to the higher contributions from the Hotels and Resorts segment. The EBITDA from Hotels and Resorts improved substantially by 78.5% to S$16.6 mil on a 35.1% increase in turnover, reflecting the success of the various cost management efforts implemented in 2003 which resulted in a better EBITDA flow through from increases in turnover.

The EBITDA contribution from the Related Commercial Investment segment was $6.9 mil in Q1 2004. This was lower than Q1 2003 because of the absence of property tax rebate in 2004 and a write back of provision in Q1 2003. On an operating basis excluding these items, performance of Related Commercial Investment remained stable compared to Q1 2003.

PATMI

Profit after tax and minority interests attributable to shareholders (PATMI) increased by more than 20-fold from S$0.3 mil in Q1 2003 to $5.7 mil in Q1 2004. This was due to higher EBITDA as described above, lower finance expenses and the consolidation of 100% contributions from Raffles Hotel following the acquisition of the remaining 43.3% stake in December 2003

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which is principally the net lease income from RC Hotels (Pte) Ltd to Tincel Properties. The Group has 28 operating hotels and resorts, 14 are wholly or majority owned. 12 hotels are located in Asia-Pacific, 5 in the Americas, and 11 in Europe and the Mediterranean.

In Q1 2004, the Group introduced various marketing initiatives to take advantage of the recovery and return of both leisure and corporate travel. The launch of the *Singapore Airlines-Raffles International Boarding Pass Promotion* in January 2004 was well-received. To tap on emerging source markets, Raffles International opened a Global Sales Office in Shanghai in Q1 2004 and set up General Sales Agent offices in Moscow and Dubai.

In Q1 2004, the Group achieved an overall RevPAR of S$139, an increase of 9.8% compared with Q1 2003. All regions except the Mediterranean achieved strong RevPAR growth. Group occupancy increased by 5.3 percentage points (ppts) and was driven mainly by the hotels in Singapore, Europe and the Americas. Compared to the industry data available for the first two months of the year, the Group fared better in RevPAR terms in Singapore, Asia Pacific, the Americas and Europe. On a Group wide basis, RevPAR improvement was underpinned by significant growth in the corporate group segment, followed by leisure group and leisure individual segments. With the recovery in business travel continuing from Q4 2003 into Q1 2004, the Group also achieved an increase in business from corporate individual travellers. The increase in all market segments compensated for a decline in the meetings, incentives, conventions and exhibitions (MICE) segment.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels and Resorts comprising 7 operating hotels & resorts.
- Swissotel Hotels and Resorts comprising 21 operating hotels & resorts.

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by the highest standards of products and services and are landmarks positioned at the top in their respective cities.

Raffles Hotels & Resorts' portfolio comprises 7 operating hotels and resorts, of which 6 were wholly or majority owned. 4 Raffles brand hotels are located in Asia-Pacific, 1 in the United States, and 2 in Europe. Two resorts located in the Caribbean and Phuket are under development. Raffles Resort Canouan Island is scheduled for opening on 15th July 2004 while Raffles Resort Phuket is a new build, with construction expected to start towards the end of the year, for completion by mid 2006.

<u>Performance (Q1 2004 versus Q1 2003)</u>

In Q1 2004, several new initiatives were implemented in Raffles Hotels & Resorts. These included the opening of "INK Club Bar" at Raffles The Plaza and the introduction of flexible check-in / checkout in properties worldwide. In addition, rationalization of room amenities and spa products helped to reduce operating cost.

In Q1 2004, Raffles Hotels & Resorts achieved an overall RevPAR of S$172, an increase of 12.4% compared with Q1 2003. Turnover increased by 9.8% to $66.2 mil. This increase was attributable to occupancy growth in all regions except hotels in Cambodia. With a strong performance in banquet operations, the Food & Beverage revenue also improved. Growth was achieved in all market segments except in the MICE segment. The strongest growth was from the leisure group segment, followed by the corporate group segment.

In Singapore, Raffles Hotel and Raffles The Plaza performed well despite a 0.9% decline in visitor arrivals YTD February 2004. The combined RevPAR of the hotels increased by 14.1%, driven by a double-digit increase in occupancy in Raffles The Plaza and in particular from the corporate and leisure group segments.

In Cambodia, operating conditions proved to be difficult and tourist arrivals were negatively affected by the political impasse since the inconclusive elections in 2003. While Raffles Grand Hotel d'Angkor improved in its RevPAR performance, Raffles Hotel Le Royal experienced a double-digit RevPAR decline. Although there were some room cancellations resulting from the bird flu outbreak, the impact was minimal.

In Europe, both Raffles Hotel Vier Jahreszeiten and Le Montreux Palace achieved a combined RevPAR improvement of 19.2%, driven by increase in both average rates and occupancy. Le Montreux Palace enjoyed excellent conference business and achieved an improvement in occupancy of 9.5 ppts.

In the United States, Raffles L'Ermitage performed better compared to the Luxury hotels in the industry. Its RevPAR increased 14.4%, attributable to an increase in occupancy of 7.7 ppts largely due to business from entertainment events such as the Grammy and the Academy Awards.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissotel caters to a discerning business and leisure clientele that appreciates a personalized and rewarding hospitality experience. Swissotel Hotels & Resorts' portfolio comprises 21 operating hotels, of which 5 are wholly or majority owned and 3 are leased properties. 8 of Swissotel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

Performance (Q1 2004 versus Q1 2003)

In Q1 2004, several new initiatives were implemented in Swissotel Hotels & Resorts. These included the launch of *Swissotel Business Executive Club Worldwide Promotion* in March 2004 and the introduction of Swissotel *"Life and Style"* as a premium membership club offering privileges across its worldwide portfolio of hotels.

A *Designed for Kids* programme tailored to the needs of little guests between the ages of two and eight years old was launched in all hotels across the brand in February 2004. This programme was piloted in Swissotel The Bosphorus in Istanbul with the objective of increasing potential weekend business. In the area of Human Resources, Swissotel Hotels implemented staff programmes titled "Service Magic" which focused on guest's satisfaction and *"the Heartfelt Service"* as an innovative employee recognition programme.

In Q1 2004, Swissotel Hotels & Resorts achieved an overall RevPAR of S$131, an increase of 9.6%. Turnover increased 40.5% to $173.9 mil. This increase was mainly attributable to occupancy growth in Singapore, Europe and the Americas. Growth was achieved in all market segments except in the MICE segment. The corporate group segment led the growth, followed by the leisure individual and leisure group segments.

In Singapore, both Swissotel The Stamford and Swissotel Merchant Court Singapore performed well despite a 0.9% drop in visitor arrivals YTD February 2004. The hotels achieved an increase in combined RevPAR of 10.6%, on a 10.0 ppts increase in occupancy. The increased occupancy rose from a strong pick up in leisure, corporate business and mega events such as the Asian Aerospace and Asian Oceania Prayer Convocation.

In China, the hotels experienced a marginal decline in combined RevPAR of 0.4%, a result of a decline in travel demand in the leisure group segment seen particularly in Swissotel Beijing. Swissotel Dalian saw an increase in occupancy of 2.1 ppts arising from higher demand in the corporate individual and corporate group segments.

In Australia, Swissotel Sydney continued to improve its RevPAR for 8 consecutive quarters. Since its rebranding to Swissotel in Q4 2003, the hotel has recorded double-digit RevPAR growth. In Q1 2004, RevPAR increased by 21.2%, driven by increase in both average rates and occupancy as a result of successful upselling and yield management programmes.

In Thailand, RevPAR of Merchant Court Bangkok increased by 4.5%, attributable to an increase in average room rates, arising from increase in business from the Executive Club rooms and incentive groups. In January 2004, the Group assumed the management of the 338-room Nai Lert Park Bangkok. The hotel is presently undergoing a renovation and upgrading programme which is expected to be completed in Q3 2004.

In Japan, the outbreak of bird flu in the Kyoto region resulted in a decline in domestic travel into Osaka. This decline in domestic demand coupled with the slowdown in demand from the regional markets such as Taiwan and Hong Kong impacted the RevPAR performance of hotels in Osaka. Swissotel Nankai Osaka performed in line with the industry.

In London, Swissotel The Howard, London outperformed the industry with an impressive RevPAR growth of 24.5%, driven by increase in both average room rates and occupancy. In particular, high demand of room nights came from the corporate individual and corporate group segments.

In Germany, the hotels achieved an increase in combined RevPAR of 8.2%, driven mainly by occupancy growth of 6.2 ppts. While the occupancy of Swissotel Dusseldorf declined by 2.5 ppts due to a low demand in the MICE segment, Swissotel Berlin achieved a double-digit occupancy growth of 12.9 ppts, seen particularly in the corporate individual and corporate group segments. In February 2004, Swissotel Berlin was awarded "Best Business Hotel of the Year 2003" by the Pacific-Asia Travel Writers' Association.

In The Netherlands, the RevPAR of Swissotel Amsterdam declined by 4.7% mainly due to a decline in average room rates. The hotel was able to increase its occupancy by 5.2 ppts which partly compensated for a decline in average room rates in a very price competitive market. Occupancy was from improved leisure individual and corporate travel demand.

In Switzerland, the hotels achieved a combined RevPAR growth of 5.6% arising from growth in occupancy of 15.8 ppts. Swissotel Zurich performed exceptionally well with an occupancy growth of 24.9 ppts mainly driven by high demand in the corporate group segment and a new airline crew contract. Swissotel Le Plaza Basel also achieved occupancy growth arising from increased demand in the corporate group segment. Bolstered by the completion of the renovation of rooms, Swissotel Metropole Geneva saw an increase in occupancy, particularly from the leisure individual segment. In March 2004, Mr Thierry Lavalley, General Manager of Swissotel Metropole Geneva was named "Best Hotelier of the Year 2003" by the Pacific Travel Writers Association (PATWA).

In the Mediterranean, the combined RevPAR of the hotels declined by 3.0%. While Swissotel Istanbul experienced a decline in occupancy due to loss in international business, Swissotel Gocek continued to enjoy increased demand from the local market.

In the United States, Swissotel New York performed well with a 11.4% increase in RevPAR, driven by occupancy growth of 9.4 ppts. Similar to the hotels in its competitive set, Swissotel Chicago experienced a 10.8% decline in RevPAR.

In South America, the hotels registered a combined RevPAR increase of 13.1%, attributable to both increase in average room rates and occupancy. Swissotel Lima and Swissotel Quito achieved occupancy growth of 6.4 ppts and 2.2 ppts respectively, with increased demand seen particularly from the corporate group segment.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and office segments. This is principally the net rental income from Raffles City Shopping Centre that has a net leaseable retail space of about 26,700 square metres and the net rental income from Raffles City Tower, that has a net leaseable office space of about 35,300 square metres.

Performance (Q1 2004 versus Q1 2003)

Raffles City Shopping Centre ("RCSC")

RCSC continued its marketing and promotion efforts to maintain its premium positioning. In Q1 2004, RCSC achieved almost full occupancy and was able to continue to secure new and renewed leases at competitive rates. It continued to enjoy strong shopper traffic averaging 2.2 million visitors per month with active promotion activities focused on fashion and arts achieving peak visitation exceeding 100,000 per day.

2003, RCSC converted some 5,000 square feet of non-revenue generating space to retail use. Revenue from retail space increased by 5% in Q1 2004 as a result of these additional space and improved rental.

Raffles City Tower ("RCT")

As at end March 2004, RCT achieved committed occupancy of 94% compared with 89% achieved as at Q1 2003 which was well above the average island-wide office occupancy rate of 82%.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In its 2003 full year results announcement, it was stated that:

"In line with the economic and industry outlook, the Group expects performance from operations to be profitable for the whole of 2004 and for Q1 2004 to be better than Q1 2003. However, on an overall basis, the Group expects the level of profitability to be lower than 2003 as it does not currently expect exceptional gains this year as well as higher interest expenses as the Group gears up to fund future growth."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

the Hotels and Resorts business, the recovery in the global hospitality industry is expected to continue into Q2 2004. The World Travel and Tourism Council expects world demand for tourism and travel to grow 5.9% in 2004 on the back of an improving global economy. The various initiatives the Group is implementing to aggressively grow revenue, manage costs and accretively grow its hotel network will position it well to benefit from industry recovery.

For the Related Commercial Investment business, RCSC will continue with its various initiatives to entrench its premium positioning and enhance its asset through identifying additional non-revenue generating spaces for conversion into productive retail spaces. Rental revenue from RCT is expected to remain stable for the rest of the year as most major leases are committed for the next 3 years with no significant renewals in 2004.

The Group expects underlying profits from operations in Q2 2004 to be better than Q2 2003. However, overall level of profits for Q2 2004 is expected to be lower than Q2 2003 which had a large exceptional gain. For the whole of 2004, the Group expects operational performance to be profitable. However, the overall level of profitability is expected to be lower than 2003 as it does not currently expect exceptional gains in 2004 and will incur higher interest expenses as the Group gears up to fund future requirements.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

12. If no dividend has been declared / recommended, a statement to that effect

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Party	Aggregate value of all interested person transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	900
Singapore Technologies Pte Ltd Group	-	-
Temasek Holdings (Private) Limited Group	-	-
Total	-	**900**

* As renewed at Annual General Meeting on 15 April 2004.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
16 April 2004

Raffles
HOLDINGS
A Member of CapitaLand

Press Release on Financial Statements for the three months ended 31 March 2004

RAFFLES HOLDINGS ACHIEVED ROBUST 22-FOLD JUMP IN NET PROFIT ON A 35% REVENUE GROWTH IN Q1 2004

FINANCIAL HIGHLIGHTS

(S$ million)	First Quarter 2004 (Q1 2004)	First Quarter 2003 (Q1 2003)	Growth %
Turnover	127.6	94.6	35 ↑
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	25.6	19.8	30 ↑
Profit before tax (PBT)	9.6	4.6	111 ↑
Profit attributable to shareholders (PATMI)	5.7	0.3	2166 ↑
Earnings per share (cents)	0.27	0.01	2166 ↑

- **ROBUST IMPROVEMENT IN PROFITS DUE TO BETTER PERFORMANCE FROM HOTELS & RESORTS BUSINESS ARISING FROM SUCCESSFUL INITIATIVES :**
  - to aggressively grow revenue.
  - to rigorously manage costs to improve profit flow through from revenue growth.
  - to accretively grow the hotel business and network. The new contracts in Swissotel Nankai Osaka and Nai Lert Park Bangkok

and the additional stake in Raffles Hotel have all contributed positively to the Group performance.

- **THE GROUP'S STRONG Q1 2004 PROFIT GROWTH REFLECTED THE SUCCESS OF ITS VARIOUS STRATEGIES**
  - "The Group's ability to drive revenue growth as well as effectively manage costs allowed it to successfully translate the recovering lodging demand into profits in Q1 2004. The success of its strategy to accretively grow its hotel network have also contributed to the better performance"

  Jennie Chua, President & CEO, Raffles Holdings Limited

- **THE GROUP IS WELL POSITIONED FOR THE REST OF THE YEAR AND THE PROPOSED CAPITAL DISTRIBUTION WILL ENHANCE SHAREHOLDERS' VALUE**

  - "The various strategic initiatives that the Group has successfully implemented will position it well for the rest of the year to benefit from the lodging industry recovery.
  - Shareholders have at the 15 April 2004 EGM approved the proposed capital reduction and distribution. This will now be submitted to High Court and other regulatory authorities for approval. The capital distribution will enhance shareholders' value."

  Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 31 major destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands – Raffles Hotels & Resorts and Swissotel Hotels & Resorts.

Raffles Hotels & Resorts is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg, and Le Montreux Palace, Montreux.

Swissôtel Hotels & Resorts is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The Drake New York and Swissôtel Berlin Am Kurfurstendamm. Swissôtel Hotel & Resorts has a portfolio of 24 hotels worldwide.

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand Limited include The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia) and CapitaMall Trust.

For more information, please contact:

Lim Li Chuen (Ms)
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Or visit our website at www.rafflesholdings.com

Appendix A

HOTEL PORTFOLIO

Raffles Hotels & Resorts – 2,647 Rooms and Suites

Raffles Hotel, Singapore	103
Raffles The Plaza, Singapore	783
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, California, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Canouan Island, The Grenadines (launching 15 July 2004)	156
Raffles Resort Phuket, Thailand (target opening 2006)	79
Raffles Resort Bali at Jimbaran, Indonesia*	210
Raffles Resort Bintan, Indonesia*	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*	160

Swissôtel – 9,361 Rooms and Suites

Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court , Singapore	476
Swissôtel Beijing, China	475
Swissôtel Dalian, China	423
Swissôtel Nankai Osaka, Japan (leased)	547
Swissôtel Sydney on Market Street, Australia	361
Merchant Court at Le Concorde, Bangkok, Thailand	410
Nai Lert Park, Bangkok, Thailand	338
Swissôtel Berlin, Germany (leased)	316
Swissôtel Dusseldorf, Germany	246
Swissôtel The Howard, London, UK	189
Swissôtel Le Plaza Basel, Switzerland	238
Swissôtel Metropole, Geneva, Switzerland	128
Swissôtel Zurich, Switzerland	347
Swissôtel Amsterdam, The Netherlands (leased)	109
Swissôtel Gocek, Marina & Spa Resort, Turkey	557
Swissôtel The Bosphorus, Istanbul, Turkey	567
Swissôtel Chicago, USA	632
Swissôtel The Drake, New York, USA	495
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	250
Celik Palas Bursa, Turkey**	156
Swissôtel The Celik Palas Bursa, Turkey (target opening 2005)**	241
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2005)	353

* being developed by owners

** Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International is managing the existing Celik Palas Bursa.

CAPITALAND LIMITED

ACQUISITION OF ASSOCIATED COMPANY, MBO INTERNATIONAL PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd, has subscribed for 2 ordinary shares of S$1 each, representing a 50% equity stake, in MBO International Pte. Ltd. (hereinafter called "MBO International") for cash at par (the "Subscription").

MBO International, a company incorporated in Singapore, holds a 75% stake in MediaBoxOffice Shanghai Co., Ltd ("MBO Shanghai"). The business of MBO Shanghai, a company incorporated in the People's Republic of China, is to provide promotional services through the use of the LED screen located at Raffles City Shanghai. The balance 25% stake in MBO Shanghai is held by a party unrelated to the CapitaLand group.

Following the Subscription, MBO International has become an indirect associated company of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Tan Wah Nam
Company Secretary
19 April 2004

Submitted by Tan Wah Nam, Company Secretary on 19/04/2004 to the SGX

CHANGES IN CAPITAL OF SUBSIDIARY, CAPITALAND COMMERCIAL LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the issued and paid-up capital of its wholly owned subsidiary, CapitaLand Commercial Limited (the "Company"), has been reduced (the "Capital Reduction") from S$1,816,031,127 divided into 1,816,031,127 ordinary shares of S$1 each to S$816,184,882 divided into 816,184,882 ordinary shares of S$1 each, by the cancellation of:

(a) 500,000,000 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of the Company and which had been allotted and issued to CapitaLand on 15 March 2004 by the Company pursuant to the redemption by the Company of 500,000 redeemable convertible non-cumulative preference shares of par value S$1 each in the capital of the Company, and the sum of S$500,000,000 arising from such reduction of the share capital has been returned in cash to CapitaLand; and

(b) 499,846,245 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of the Company, and the sum of S$499,846,245 arising from such reduction of the share capital has been applied in the following manner:

 (i) as to the sum of S$91,115,325, by the distribution in specie in the form of 51,829,760 units fully paid-up in the new property trust known as CapitaCommercial Trust to be listed on Singapore Exchange Securities Trading Limited by way of an introduction sponsored by CapitaLand; and

 (ii) as to the balance sum of S$408,730,920, by the return in cash to CapitaLand.

The Capital Reduction was confirmed by the High Court of the Republic of Singapore on 14 April 2004. A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting & Corporate Regulatory Authority on 19 April 2004.

CapitaLand's interest in the Company remains unchanged at 100 per cent. following the Capital Reduction.

The Capital Reduction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore, 19 April 2004

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. CapitaLand does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about CapitaLand and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute these materials in certain jurisdictions.

Submitted by Tan Wah Nam, Company Secretary on 19/04/2004 to the SGX

SUBSCRIPTION FOR PREFERENCE SHARES IN THE CAPITAL OF CAPITARETAIL JAPAN FUND PRIVATE LIMITED

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that its indirect wholly owned subsidiary, CapitaLand Fund Investment Pte Ltd ("CFIPL"), has today entered into a subscription agreement with CapitaRetail Japan Fund Private Limited (the "Fund") to subscribe for 30,000 redeemable preference shares in the Fund of par value of ¥1 each ("Preference Shares") at a premium of ¥99,999 for each Preference Share.

The Fund is a closed-end private investment company providing institutional investors with an opportunity to invest in retail investment properties in Japan.

CFIPL has committed to invest between 20% and 30% of aggregate committed capital raised by the Fund, subject to a maximum commitment of ¥8 billion.

The Company's interest in the Fund presently comprises two ordinary shares of S$1.00 each, held by CapitaRetail Japan Fund Management Private Limited, another indirect wholly owned subsidiary of the Company. Upon issue and allotment by the Fund to CFIPL of the Preference Shares subscribed by CFIPL, the Company's interest in the Fund, held through CFIPL, will also comprise such Preference Shares in the Fund.

As at the date of this announcement, the Fund has raised committed capital of ¥10 billion from CFIPL and other investors through agreements to subscribe for Preference Shares in the Fund. Upon issue and allotment by the Fund of the Preference Shares subscribed by CFIPL and the other investors, the Company's indirect interest will be reduced to 30% and the Company will also cease to have a majority representation on the board of the Fund; the Fund will therefore cease to be an indirect subsidiary of the Company.

CFIPL's subscription for the Preference Shares will not be expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
19 April 2004

Submitted by Tan Wah Nam, Company Secretary on 19/04/2004 to the SGX

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND'S JAPAN FUND TO BUY MORE MALLS"

News release - CapitaRetail Japan Fund.

Submitted by Tan Wah Nam, Company Secretary on 19/04/2004 to the SGX

CapitaLand

For Immediate Release
19 April 2004

CapitaLand's Japan Fund to buy more malls

Fund secures ¥10 billion (S$155 million) from institutional investors

Singapore, 19 April 2004 – CapitaLand-sponsored Japan property fund, CapitaRetail Japan Fund, is targeting to buy four to six malls in Japan, following the successful close of its first fund raising exercise. A total of ¥10 billion (S$155 million) worth of investment capital from institutional investors was raised. These investors comprise insurance companies, pension funds and large corporations from Asia and Europe, as well as CapitaLand which holds a 30% stake in the Fund. The Fund's targeted annual distribution yield is 7% - 10%, with a total return of 10% - 13%.

With a current fund size of ¥10 billion, the Fund could acquire assets worth up to ¥30 billion after securing debt financing. Its strategy is to invest in retail assets in Japan that have secure and steady annuity incomes, and the potential for asset enhancement. It will focus on popular malls which cater to basic necessity shopping.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said, "We are pleased that CapitaRetail Japan Fund has received such positive endorsement from our network of institutional investors. It demonstrates that the investors have confidence in CapitaLand's integrated property fund and retail management business model. They like our successful track record which includes CapitaMall Trust and CapitaRetail Singapore, and our ability to enhance the value of assets in these funds. The Japan Fund provides us with an opportunity to expand our fund and retail management platform beyond Singapore. Going forward, we will create similar funds in other countries across Asia."

Said Mr Kee Teck Koon, CEO of CapitaLand Financial Limited and CapitaLand Commercial Limited, "We are targeting to raise another ¥10 billion to ¥20 billion at the final close for CapitaRetail Japan Fund by the end of 2004. This would increase the fund size to between ¥20 billion – ¥30 billion, allowing us to assemble an asset portfolio worth about ¥100 billion over the next three to four years. The Japan retail market is attractive and provides us exciting opportunities to leverage on our retail skill sets. We are targeting possible acquisitions in the Greater Tokyo area and in other key cities like Fukuoka, Osaka and Nagoya."

The fund manager and retail manager for CapitaRetail Japan Fund is CapitaLand Financial Limited ("CFL") and CapitaLand Commercial Limited ("CCL") respectively.

Earlier in November 2003, CapitaLand acquired its first retail mall in Tokyo's Edogawa Ward as seed investment for the Fund. La Park Mizue, a suburban retail mall, was acquired for about S$80 million. As the largest shopping mall in the Mizue suburb and conveniently located next to the Mizue station of the Shinjuku-Toei subway line, La Park Mizue caters to the daily needs of the residents in this suburb.

CFL currently manages over S$5 billion in assets which include CapitaMall Trust ("CMT"), CapitaRetail Singapore ("CRS") and CapitaCommercial Trust ("CCT"). CapitaLand launched Singapore's first listed real estate investment trust (REIT) in 2002, CMT, which invests in quality income-producing retail properties in Singapore. In September 2003, CCL set up CRS, a private retail property fund, to hold three suburban retail malls in Singapore under a securitisation structure. In May 2004, CapitaLand plans to list CCT, Singapore's first commercial property REIT, which owns a S$2 billion portfolio of properties located in the Singapore central business district.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand Limited include Raffles Holdings, The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia) and CMT.

For more information on CapitaLand, please visit www.capitaland.com.sg

---

Issued by: CapitaLand Limited
Date: 19 April 2004

For media enquiries, please contact:
Julie Ong, DID : +65 68233541

For analyst enquiries, please contact:
Harold Woo, DID: +65 68233210

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "(1) 2004 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT; AND (2) CMT 1Q2004 DISTRIBUTION EXCEEDS FORECAST BY 5.9%"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement and news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 20/04/2004 to the SGX

MASNET No. 44 OF 20.04.2004
Announcement No. 44

CAPITAMALL TRUST

NEWS RELEASE - CMT 1Q2004 Distribution Exceeds Forecast by 5.9%

Press release.1Q04 results _Final.pdf

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 20/04/2004 to the SGX

CapitaMall Trust

NEWS RELEASE

20 January 2004
For Immediate Release

CMT 1Q2004 Distribution Exceeds Forecast[1] by 5.9%

Strong renewal rents secured at 7.7% above budget, underpinning CMT's future growth

Singapore, 20 April 2004 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce a distributable income of S$20.6 million to CMT unitholders for the period of 1 January to 31 March 2004, an increase of close to S$1.0 million over the forecast of S$19.7 million[1]. Distribution Per Unit (DPU) for the period is 2.27¢ (annualised 9.10¢), 5.9% higher than the forecast DPU of 2.15¢[1] (annualised 8.59¢). With this DPU, the annualised distribution yield is 6.28%, based on the trading price of S$1.45 as at 16 April 2004.

Given the DPU achieved in 1Q2004, the manager is confident of delivering on the 2004 DPU forecast of 8.59¢[2] with potential upside, barring any unforeseen circumstances.

Changes in Tax Treatment for REIT Investments benefit CMT Unitholders

In the 2004 Budget statement made on 27 February 2004, the Government announced that tax exemptions apply to all listed REITs, including CMT. All distributions made by CMT to individuals[3] who hold CMT as investment assets, will now be exempted from tax.

Said Mr Pua Seck Guan, CEO of CMTML, "Since the Budget 2004 announcement, CMT's unit price has been trading between S$1.41 and S$1.49. This translates to an attractive tax exempt net yield of 5.8% to 6.1% for the retail investor. This is also particularly appealing to high net worth individuals as these investors now do not have to pay the 22% tax rate on the distribution received. Additionally, unitholders can also

---

[1] The forecast is based on management's quarterly forecast. This together with the next 9 months' forecast, is the forecast shown in the Circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

[2] As shown in the Circular dated 11 June 2003 and subsequently updated in the Offer Information Statement

[3] Except units held through a partnership

expect potential upside via asset enhancements, higher renewal rents and step-up rentals. These measures establish the platform for CMT's future growth."

CMT's Growth Strategy

CMT's three-pronged approach, namely lease renewals, step-up rentals and asset enhancement initiatives have helped in the growth of CMT, to the extent that new leases for the period have been renewed at 7.7% above forecast[4]. In the coming years, the three-pronged approach will continue to help drive CMT's growth. It has demonstrated that a deliberate asset enhancement plan can increase the value of net lettable area (NLA) at the malls. CMT will continue to ensure sustainable growth by rejuvenating the tenant mix at each of its malls, and by continually injecting new ideas and new concepts so as to stay relevant to the consumers' needs.

New Initiatives for CMT Malls

At Funan The IT Mall (Funan) asset enhancement works include a new façade and tenant remixing. As a result, a rejuvenated Funan has seen close to 100% occupancy, with renewal rents at 10.6% above forecast[4]. As a result of the asset enhancement activities, tenants in the IT peripherals and electronics trade businesses will be attracted to Funan.

At Junction 8, leasing activities for Phase 2A of the enhancement works fronting the mall, have commenced. To date, close to 80% or 24,000 sq ft of the transferred NLA under this phase has been committed at an average rental of approximately S$21.00 per sq ft per month. Major tenants who have signed on include Thai Express, Yoshinoya and Café Cartel as well as the newly retrofitted Coffee Bean & Tea Leaf, BreadTalk and Baleno. Target completion of Phase 2A is scheduled for the third quarter of 2004. Phase 2B which entails more retail units on level 2, at the far end of the mall, will be completed by end 2004.

As a prelude to the actual asset enhancement works scheduled for early 2005, IMM has signed on new F & B tenants including Kopitiam and Banquet, who will occupy a combined area of approximately 18,000 sq ft of space at the mall. Moreover, more food choices will be made available with the addition of food kiosks on level 1 which are expected to be completed by end May 2004. The decantation of secondary-corridor retail spaces on level 2 made possible the addition of these food kiosks which command an average rental of approximately S$33.00 per sq ft per month,

---

[4] Forecast rents are for the purpose of the forecast shown in the IMM Circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

more than four times the current rental rate of level 2 spaces prior to decantation. Rental from the new food kiosks is expected to generate incremental revenue of S$0.5 million per annum. This phase of asset enhancements will see a new retail podium take shape on the existing open car park space on level 1 and the carpark space will be relocated to level 5.

URA's approval for Junction 8 Office Block

The Urban Redevelopment Authority (URA) of Singapore has given their approval for CMT to retain the existing office block at Junction 8. With URA's consent, the entire 70,000sq ft of gross floor area may be offered to non-profit organizations at a minimal service and maintenance charge, with rentals waived.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 leases from local and international tenants. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID: 68233541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Janice Tan, DID: 62396856; Email: janice.tan@capitaland.com.sg

CapitaMall Trust

Embargoed for release till 5.00pm, 20 April 2004

CAPITAMALL TRUST

2004 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, as amended by a First Supplemental Deed dated 26 December 2001, a Second Supplemental Deed dated 28 June 2002, an Amending and Restating Deed dated 29 April 2003 and a Fourth Supplemental Deed dated 18 August 2003.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. On 26 June 2003, CMT acquired and added another property, IMM Building, into its portfolio. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall).

For a meaningful analysis/comparison of the actual results against the forecast as stated in the IMM circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003, please refer to paragraph 9 specifically.

1(a)(i) **Statement of total return (1Q 2004 vs 1Q 2003)**

	1Q 2004[3] S$'000	1Q 2003[3] S$'000	Increase/ (Decrease) %
Gross rental income	34,306	21,030	63.1
Car park income	1,226	1,129	8.6
Other income	2,018	1,222	65.1
Gross revenue	**37,550**	**23,381**	**60.6**
Property management fees	(1,370)	(899)	52.4
Property tax	(3,292)	(1,835)	79.4
Other property operating expenses [1]	(9,516)	(4,598)	107.0
Property operating expenses	**(14,178)**	**(7,332)**	**93.4**
Net property income	**23,372**	**16,049**	**45.6**
Interest income	**1,391**	**25**	**5,464.0**
Asset management fees	(2,208)	(1,278)	72.8
Trust expenses	(536)	(282)	90.1
Administrative expenses	**(2,744)**	**(1,560)**	**75.9**
Net investment income before interest costs and tax	**22,019**	**14,514**	**51.7**
Interest costs	(2,743)	(1,747)	57.0
Net investment income before tax	**19,276**	**12,767**	**51.0**
Taxation [2]	NA	NA	NA
Net investment income after tax	**19,276**	**12,767**	**51.0**

The review of the performance can be found in paragraph 8.

Footnotes :

1 Included as part of the other property operating expenses are the following:

	1Q 2004[3] *S$'000*	1Q 2003[3] *S$'000*	*Increase/ (Decrease) %*
- Depreciation and amortisation	*167*	*6*	*2,683.3*
- Allowance for doubtful debts and bad debts written off	*44*	*88*	*(50.0)*

2 Tax transparency applies and CMT is not directly assessed to tax on its income. Distributions are paid gross with no tax deducted at source to all individuals and qualifying unitholders.*

** except units held through partnership*

3 Additional one property in 1Q 2004 vs 3 properties in 1Q 2003 as IMM building was acquired on 26 June 2003.

1(a)(ii) **Distribution statement**

	1Q 2004[1] S$'000	1Q 2003[1] S$'000	Increase/ (Decrease) %
Net investment income after tax	19,276	12,767	51.0
Net effect of non-tax deductible / (chargeable) items (Note A)	1,354	803	68.6
Taxable income available for distribution to unitholders	**20,630**	**13,570**	**52.0**
Note A			
Non-tax deductible / (Chargeable) items			
- Asset management fees (performance component)	*1,048*	*702*	*49.3*
- Trustee's fees	*108*	*73*	*48.0*
- Other items	*198*	*28*	*607.1*
Net effect of non-tax deductible / (chargeable) items	*1,354*	*803*	*68.6*

Footnote :

1 Additional one property in 1Q 2004 vs 3 properties in 1Q 2003 as IMM building was acquired on 26 June 2003.

1(b)(i) **Balance sheet**

As at 31 Mar 2004 vs 31 Dec 2003

	31 Mar 2004 S$'000	31 Dec 2003 S$'000	Increase/ (Decrease) %
Non-current assets			
Plant & equipment	247	228	8.3
Investment properties	1,299,969[1]	1,240,000	4.8
Investment in securities	58,000	58,000	-
Total non-current assets	1,358,216	1,298,228	4.6
Current assets			
Trade & other receivables	7,537[2]	3,819	97.4
Cash & cash equivalents	25,135 [3]	49,403[4]	(49.1)
Total current assets	32,672	53,222	(38.6)
Less current liabilities			
Short-term borrowings	55,703[5]	-	Nm
Trade & other payables	35,792	34,793	2.9
Provision for taxation	367	367	-
Total current liabilities	91,862	35,160	161.3
Net current (liabilities)/assets	**(59,190)**	**18,062**	**Nm**
Less non-current liabilities			
Interest-bearing borrowings	325,000	325,000	-
Other non-current liabilities	19,356	18,847	2.7
Total non-current liabilities	344,356	343,847	0.2
Net assets	**954,670**	**972,443**	**(1.8)**
Unitholders' funds	**954,670**	**972,443**	**(1.8)**

Footnotes:
Nm – Not meaningful
1 The increase is due to the capitalisation of the upfront land premium of IMM Building and the subsequent capital expenditure for the other malls.
2 The increase is due to the higher input GST as a result of the payment of the upfront land premium of IMM Building and the interest receivable for CMT's investment in the Class "E" bonds of CapitaRetail Singapore Limited.
3 This includes the distributable income for 1Q 2004 of S$20.6 million which will be distributed later in the year.

4 This includes the distributable income for the period 26 June 2003 to 31 December 2003 of S$38.0 million which was distributed in February 2004.

5 The short term borrowing was taken to finance the payment of the upfront land premium of IMM Building. This will be converted to long term financing in the 2nd half of 2004.

1(b)(ii) Aggregate amount of borrowings and debt securities

	31 Mar 2004 S$'000	31 Dec 2003 S$'000
Secured borrowings		
Amount repayable after one year	325,000	325,000
Unsecured borrowings		
Amount repayable in one year or less, or on demand	55,703	-
	380,703	325,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) **Cash flows statement**

	1Q 2004[1] S$'000	1Q 2003[1] S$'000
Operating activities		
Net investment income before tax	19,276	12,767
Adjustments for interest income, interest expense, depreciation, amortisation, asset management fee paid in units and provision for doubtful debts	2,682	2,430
Change in working capital	54	(2,496)
Cash generated from operating activities	**22,012**	**12,701**
Investing activities		
Interest received	13	30
Payment of upfront land premium	(55,703)	-
Purchase of plant and equipment and subsequent capital expenditure	(5,464)	(796)
Cash flows from investing activities	**(61,154)**	**(766)**
Financing activities		
Payment of issue and financing expenses	(137)	-
Proceeds from interest-bearing borrowings	55,703	-
Distribution to unitholders	(37,973)	(24,964)
Interest paid	(2,719)	(1,206)
Cash flows from financing activities	**14,874**	**(26,170)**
Decrease in cash and cash equivalent	**(24,268)**	**(14,235)**
Cash and cash equivalent at beginning of period	**49,403**	**52,969**
Cash and cash equivalent at end of period	**25,135[2]**	**38,734**

Footnotes :

1 Additional one property in 1Q 2004 vs 3 properties in 1Q 2003 as IMM building was acquired on 26 June 2003.

2 Cash was utilised to fund the asset enhancement works during the period from April 2003 to March 2004.

1(d)(i) **Statement of changes in unitholders' funds**

As at 31 Mar 2004 vs 31 Mar 2003

	1Q 2004[1] S$'000	1Q 2003[1] S$'000
Balance as at beginning of period	**972,443**	**761,220**
Operations		
Net investment income after tax	19,276	12,767
Net increase in net assets resulting from operations	**991,719**	**773,987**
Unitholders' transactions		
Creation of units		
- asset management fees paid in units	991	677
Expenses on issuance of units	(67)	-
Distribution to unitholders	(37,973) [2]	(24,964) [3]
Net decrease in net assets resulting from unitholders' transactions	**(37,049)**	**(24,287)**
Balance as at end of period	**954,670**	**749,700**

Footnotes:
1 Additional one property in 1Q 2004 vs 3 properties in 1Q 2003 as IMM building was acquired on 26 June 2003.
2 Distribution income for the period of 26 June 2003 to 31 December 2003 paid in February 2004.
3 Distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003.

1(d)(ii) **Details of any change in the units**

	1Q 2004 Units	1Q 2003 Units
Balance as at beginning of period	**906,063,427**	**738,560,948**
Asset management fees paid in units	717,994[1]	663,614[2]
Balance as at end of period	**906,781,421**	**739,224,562**

Footnotes:
1 Asset management fees for 4Q 2003 which were issued in February 2004.
2 Asset management fees for 4Q 2002 which were issued in January 2003.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31/12/2003.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units in issue as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	1Q 2004	1Q 2003
Weighted average number of units in issue	906,505,269	739,003,357
Earnings per unit ("EPU")		
Based on the weighted average number of units in issue	2.12¢	1.73¢
Based on fully diluted basis	2.12¢	1.73¢
Number of units in issue at end of period	906,781,421	739,224,562
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	2.27¢	1.84¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	31 Mar 2004	31 Dec 2003
NAV per unit	S$1.05	S$1.07
Adjusted NAV per unit (excluding the distributable income)	S$1.03	S$1.03

8 Review of the performance

	1Q 2004[1] S$'000	1Q 2003[1] S$'000	4Q 2003 S$'000
Income statement			
Gross revenue	37,550	23,381	36,181
Property operating expenses	(14,178)	(7,332)	(13,321)
Net property income	23,372	16,049	22,860
Interest income	1,391	25	15
Administrative expenses	(2,744)	(1,560)	(2,542)
Interest costs	(2,743)	(1,747)	(2,641)
Net investment income before tax	**19,276**	**12,767**	**17,692**

	1Q 2004[1] S$'000	1Q 2003[1] S$'000	4Q 2003 S$'000
Distribution statement			
Net investment income before tax	19,276	12,767	17,692
Net effect of non-tax deductible / (chargeable) items	1,354	803	1,113
Taxation [2]	-	-	-
Taxable income available for distribution to unitholders	**20,630**	**13,570**	**18,805**
Distribution per unit (in cents)			
For the period	**2.27¢**	**1.84¢**	**2.18¢**
Annualised	**9.10¢**	**7.34¢**	**8.65¢**

Footnotes:
1 Additional one property in 1Q 2004 vs 3 properties in 1Q 2003 as IMM building was acquired on 26 June 2003.
2 Tax transparency applies to CMT.

1Q 2004 vs 1Q 2003

Gross revenue for the period was S$37.6 million, an increase of S$14.2 million from 1Q 2003. Gross revenue of S$12.3 million from IMM Building, which CMT acquired on 26 June 2003, contributed to the big increase in revenue. The higher revenue was also due to the higher rental income arising from the higher rental rates which had been achieved by all the malls on new and renewal leases, as well as higher income from other income initiatives.

Property operating expenses for the period was S$14.2 million, an increase of S$6.8 million from 1Q 2003. This was attributable mainly to expenses incurred by IMM Building (S$5.7m), higher property tax, maintenance and insurance expenses.

Interest income was S$1.4 million. This was the interest derived from the investment in Class "E" bonds of CapitaRetail Singapore Limited.

Administrative expenses were S$2.7 million, an increase of S$1.2 million over the corresponding period. This was due mainly to an increase in asset management fees due to the higher revenue generated and higher property values under management.

Interest costs were S$2.7 million for the period, S$1.0 million higher than 1Q 2003. This was due to the additional borrowings of S$125 million taken up in June 2003 to part finance the acquisition of IMM Building and S$55.7 million taken up in January 2004 to finance the payment of the upfront land premium of IMM Building.

1Q 2004 vs 4Q 2003

Gross revenue for 1Q 2004 was higher by S$1.4 million over 4Q 2003 due to higher rental rates for new and renewal leases and higher income from other income initiatives.

Property operating expenses was S$0.9 million higher due to higher property tax in 1Q 2004, offset by lower land rental due to the conversion to the upfront land premium scheme for IMM Building from 1 February 2004.

Interest income increased by S$1.4 million due to interest derived from the investment in Class "E" bonds of CapitaRetail Singapore Limited.

Administrative expenses increased by S$0.2 million due mainly to an increase in asset management fees as a result of higher revenue generated and higher property values under management.

Interest costs were marginally higher by S$0.1 million due to additional borrowing of S$55.7 million in January 2004 to finance the payment of the upfront land premium of IMM Building.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i)

	Actual 1Q 2004 S$'000	Forecast [1] 1Q 2004 S$'000	Increase/ (Decrease) %
Income statement			
Gross rental income	34,306	33,630	2.0
Car park income	1,226	1,011	21.3
Other income	2,018	1,022	97.5
Gross revenue	**37,550**	**35,663**	**5.3**
Property management fees	(1,370)	(1,292)	6.0
Property tax	(3,292)	(2,850)	15.5
Other property operating expenses	(9,516)	(8,154)	16.7
Property operating expenses	**(14,178)**	**(12,296)**	**15.3**
Net property income	**23,372**	**23,367**	**-**
Interest income	**1,391**	**1,248**	11.5
Asset management fees	(2,208)	(1,796)	22.9
Trust expenses	(536)	(460)	16.5
Administrative expenses	**(2,744)**	**(2,256)**	**21.6**
Net investment income before interest costs and tax	**22,019**	**22,359**	**(1.5)**
Interest costs	(2,743)	(3,369)	(18.6)
Net investment income before tax	**19,276**	**18,990**	**1.5**

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the IMM circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

		Actual 1Q 2004 S$'000	Forecast [1] 1Q 2004 S$'000	Increase/ (Decrease) %
9(ii)	**Distribution statement**			
	Net investment income before tax	19,276	18,990	1.5
	Net effect of non-tax deductible / (chargeable) items	1,354	684	98.0
	Taxable income available for distribution to unitholders	20,630	19,674	4.9
	Distribution per unit (in cents)			
	For the period	2.27¢	2.15¢	5.9
	Annualised	9.10¢	8.59¢	5.9

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the IMM circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

		Actual 1Q 2004 S$'000	Forecast [1] 1Q 2004 S$'000	Increase/ (Decrease) %
9(iii)	**Breakdown of gross revenue**			
	Tampines Mall	11,947	11,433	4.5
	Junction 8	8,042	7,505	7.2
	Funan The IT Mall	5,229	5,299	(1.3)
	IMM Building	12,332	11,426	7.9
	Gross revenue	**37,550**	**35,663**	**5.3**

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the IMM circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

		Actual 1Q 2004 S$'000	Forecast [1] 1Q 2004 S$'000	Increase/ (Decrease) %
9(iv)	**Breakdown of net property income**			
	Tampines Mall	8,396	8,343	0.6
	Junction 8	5,230	5,222	0.2
	Funan The IT Mall	3,118	3,255	(4.2)
	IMM Building	6,628	6,547	1.2
	Net property income	**23,372**	**23,367**	**-**

Footnote:

1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the IMM circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

9(v) **Review of the performance**

Actual gross revenue for the period was S$37.6 million, an increase of S$1.9 million from the forecast for the corresponding period. The higher revenue was mainly due to higher rental rates which were achieved by the malls on new and renewal leases and the lower vacancy periods, except for Funan The IT Mall. Higher income was derived from various income-generating initiatives undertaken, eg. rental of kiosks, advertising panels and atrium space.

Actual property operating cost was S$14.2 million, an increase of S$1.9 million from the forecast for the corresponding period. This was due mainly to tenancy works and consultancy fees to re-position the malls and higher property tax.

Administrative expenses were S$0.5 million higher due mainly to higher asset management fee.

Interest costs were S$0.6 million lower due to lower interest rates achieved versus the forecast.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy expanded by 1.1% in 2003. Based on the advance estimates released by the Ministry of Trade and Industry, the real gross domestic product (GDP) in the first quarter of 2004 increased by 7.3% over the same period in 2003. This was the fastest year-on-year growth since the fourth quarter of 2000. The Ministry of Trade and Industry noted that growth was broad based, supported by improvements in both the goods-producing and services-producing industries. In the light of the strong growth in the first quarter and the favourable external environment, especially the IT markets, the Ministry of Trade and Industry has indicated that the GDP growth range for the whole of this year is likely to be higher than its earlier forecast of 3.5% to 5.5%. Hence the retail property market is expected to remain resilient this year with rentals expected to be stable, with possible rental hike expected for some better managed malls.

However, there are some risk factors, including the impact of potential re-emergence of epidemic viruses as well as acts of terrorism.

Outlook for 2004

Given the actual performance for the first quarter of 2004, the Manager of CMT is confident to deliver the 2004 distribution per unit forecast of 8.59 cents as stated in the Offer Information Statement dated 9 December 2003 with potential upside, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? : No

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? : No

11(c) Date payable : Not applicable

11(d) Book closure date : Not applicable

12 If no distribution has been declared/recommended, a statement to that effect

No distribution has been declared/recommended for the current financial period

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED

Winnie Tan

Company Secretary

20 April 2004

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RESIGNATION OF DIRECTOR"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 20/04/2004 to the SGX

MASNET No. 34 OF 20.04.2004
Announcement No. 34

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Resignation of Director

The Board of Directors of Raffles Holdings Limited (the "Company") hereby announces that Mr Ernest Wong Yuen Weng has stepped down as a non-executive director of the Company and as a member of the Company's Nominating Committee, Executive Resource & Compensation Committee and Treasury Committee (collectively the "Committees") with effect from 20 April 2004. Mr Wong was appointed a director of the Company in April 2001.

The Company would like to record its appreciation to Mr Wong for his contributions as a member of the Board and the Committees during his term of office and wishes him well in his future endeavours.

Following Mr Wong's resignation from the Committees, the Committees will now comprise of the following members :

Nominating Committee
Mr Cheng Wai Keung *(Chairman)*
Mr Liew Mun Leong
Mr Christopher Forbes

Executive Resource & Compensation Committee
Mr Liew Mun Leong *(Chairman)*
Ms Chew Gek Khim

Treasury Committee
Mr Lui Chong Chee (Chairman)
Ms Leong Wai Leng

By Order of the Board

Emily Chin
Company Secretary
20 April 2004

Submitted by Emily Chin, Company Secretary on 20/04/2004 to the SGX

DISTRIBUTION IN SPECIE OF UNITS IN CAPITACOMMERCIAL TRUST HIGH COURT APPROVAL FOR CAPITAL REDUCTION

The Board of Directors (the "Board") of CapitaLand Limited (the "Company") refers to the announcement dated 6 February 2004 entitled "The Establishment of CapitaCommercial Trust and the Distribution *In Specie* of Units in CapitaCommercial Trust to Shareholders" and its circular to Shareholders dated 16 March 2004 ("Circular"). Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Circular despatched to Shareholders.

The Board is pleased to announce that the High Court of the Republic of Singapore has given its approval and confirmation for the Capital Reduction on 16 April 2004 and that the Order of Court confirming the Capital Reduction has been extracted. The Capital Reduction and the Distribution *In Specie* will become effective upon the electronic filing of the Order of Court with the Accounting and Corporate Regulatory Authority ("Effective Date"). An announcement confirming the Effective Date and the date of commencement of trading of the CCT Units on the Main Board of the SGX-ST will be made in due course.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore, 20 April 2004

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute these materials in certain jurisdictions.

Submitted by Tan Wah Nam, Company Secretary on 20/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RESPONSE TO BUSINESS TIMES' ARTICLE DATED 20 APRIL 2004"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.20Apr04.pd

Submitted by Tan Wah Nam, Company Secretary on 20/04/2004 to the SGX

MASNET No. 78 OF 20.04.2004
Announcement No. 78

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Response to Business Times' article dated 20 April 2004

The Company refers to the Business Times' article today on the labour issue involving Raffles Grand Hotel d'Angkor in Cambodia and wishes to clarify that the said event has no material impact on the Company's earnings per share or net tangible assets for the year ending 31 December 2004.

Submitted by Emily Chin, Company Secretary on 20/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "(1) UNAUDITED RESULTS FOR THE PERIOD ENDED 31 MARCH 2004; AND (2) NEWS RELEASE - ASCOTT'S SERVICED RESIDENCE EARNINGS SURGE 20% FROM HIGHER OCCUPANCIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 21/04/2004 to the SGX

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

April 21, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott's Serviced Residence Earnings Surge 20% From Higher Occupancies

A. Core Serviced Residence Sector	*Q1 2004 S$ million*	*Q1 2003 S$ million*	*Change*
Turnover	**41.3**	37.5	+10%
EBITDA	**19.3**	16.1	+20%

B. Group			
Turnover	**50.5**	55.4	-9%
EBITDA	**24.0**	23.9	+0.3%
Profit Before Tax	**10.1**	12.1	-17%
Net Profit	**4.8**	7.2	-34%
Earnings Per Share (diluted)	**0.31 cents**	0.47 cents	
Net Asset Value Per Share	**79.9 cents**	80.1 cents at end Dec 2003	

Ascott achieved profit before tax of S$10.1m and net profit of S$4.8m for the first quarter 2004.

Net profit was S$8.0m higher than in the fourth quarter last year mainly due to its serviced residences' improved performance.

Compared to first quarter 2003, net profit was S$2.4m less mainly because 2003 profit had included a S$2.2m divestment gain from the sale of a non-core asset, and 2004 saw S$2.1m lower profit from the non-core residential and retail sectors. Turnover dipped nine per cent to S$50.5m due to lower revenue from the non-core sectors which are being phased out.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Ascott's core serviced residence business saw a surge in earnings. Serviced residence EBITDA jumped 20 per cent to S$19.3m, while turnover increased 10 per cent to S$41.3m. Serviced residence profit rose by S$1.9m.

The increases were due to higher contributions from Ascott's serviced residences in Singapore, China and Europe.

The Ascott Group's chief executive officer, Mr Eugene Lai, said that the improved performance of the group's serviced residences follows the strengthening of its management teams in several countries, stepped up marketing efforts and effective cost management.

2004 Profit Expected Higher
He added that the economic outlook of the major cities in which the group operates is improving and Ascott is seeing higher occupancies in many of its markets. 2004 net profit is expected to be higher than for 2003.

Mr Lai said Ascott will continue its strategy of asset light growth to expand its portfolio to 22,500 serviced residence units by 2008, from its current 13,800 units. It will seek growth opportunities in China, Japan and Europe as well as in new markets such as South Korea and India.

Divesting Non-Core Assets
Ascott will also continue to divest its remaining S$467m non-core assets by 2005, to focus on its growing core serviced residence business. The serviced residence arm of CapitaLand Limited, Ascott is today the largest serviced residence operator in Asia Pacific and Europe.

Mr Lai added that Ascott's priorities in 2004 include expanding further its customer base to service more of the world's largest multinational companies, as well as enhancing further its product and service consistency.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : April 21, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

ABOUT THE ASCOTT GROUP

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the key cities of Europe, Asia, Australia and New Zealand.

Ascott's global presence comprises over 13,800 serviced residence units across 39 cities in 16 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Oakford brand in Australia and Citadines brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on
(65) 6272-7272 or visit www.the-ascott.com

The Ascott Group Serviced Residences In 39 Cities In 16 Countries

SOUTHEAST ASIA

Singapore
The Ascott Singapore
Somerset Grand Cairnhill
Somerset Compass
Somerset Liang Court
Somerset Orchard
Somerset Bencoolen, opening Q2 2004

Indonesia
Jakarta
The Ascott Jakarta
Somerset Grand Citra
Surabaya
Somerset Puri Darmo
Somerset Surabaya

Malaysia
Kuala Lumpur
The Ascott Kuala Lumpur
Somerset Bukit Ceylon, *opening Q2 2005*
Kuching
Somerset Gateway

Thailand
Bangkok
The Ascott Sathorn, opening Q3 2004
Somerset Lake Point
Somerset Suwan Park View
Omni Tower

Vietnam
Hanoi
Somerset Grand Hanoi
Somerset West Lake
Ho Chi Minh City
Somerset Chancellor Court
Somerset Ho Chi Minh City

Philippines
Manila
Somerset Millennium
Somerset Salcedo
Olympia Suites (To be rebranded Somerset Olympia)

NORTH ASIA

China
Beijing
The Ascott Beijing
Somerset Fortune Garden
Luxury Serviced Residence
Dalian
Somerset Harbour Court
Shanghai
The Ascott Pudong
Somerset Grand Shanghai
Somerset Xu Hui
Tianjin
Somerset Olympic Tower

Japan
Tokyo
Somerset Roppongi
Somerset Azabu East

AUSTRALIA / NEW ZEALAND

Australia
Sydney
Somerset Darling Harbour
Somerset Hyde Park
Somerset North Ryde
Oakford City West
Melbourne
Somerset Botanic Gardens
Somerset Gordon Place
Somerset on Elizabeth
Oakford Gordon Towers
Oakford on Collins
Oakford on Lygon
Oakford The Mews
Hobart
Somerset on the Pier
Somerset on Salamanca

New Zealand
Auckland
The Ascott Metropolis

EUROPE

United Kingdom
London
The Ascott Mayfair
Somerset Bayswater
Somerset Bishopsgate
Somerset Kensington Gardens
Somerset Prince's Square
Somerset Queen's Gate Gardens
Somerset Roland Gardens
Citadines Barbican
Citadines Holborn-Covent Garden
Citadines South Kensington
Citadines Trafalgar Square
Manchester
Somerset Atrium
Glasgow
Somerset Merchant City

France
Paris
Citadines Austerlitz
Citadines Bastille Marais
Citadines Bastille Nation
Citadines Didot Alésia
Citadines Haussmann-Champs Elysées
Citadines La Défense
Citadines Les Halles
Citadines Louvre
Citadines Maine-Montparnasse
Citadines Montmartre
Citadines Opéra-Grands Boulevards
Citadines Opéra Vendôme
Citadines Place d'Italie
Citadines Saint-Germain-des-Prés
Citadines Tour Eiffel
Citadines Trocadéro
Citadines Voltaire République
Outside Paris
Citadines Aix Forbin
Citadines Aix Jas de Bouffan
Citadines Bordeaux Mériadeck
Citadines Cannes Carnot
Citadines Ferney Voltaire, Genève
Citadines Gaillard
Citadines Grenoble
Citadines Lille Centre
Citadines Lyon Part-Dieu
Citadines Lyon Presqu'île
Citadines Marseille Centre
Citadines Marseille Castellane
Citadines Marseille Prado Chanot
Citadines Montpellier Antigone
Citadines Montpellier Sainte-Odile
Citadines Nice Buffa
Citadines Nice Fleurs
Citadines Nice Promenade
Citadines Strasbourg Kléber
Citadines Toulouse Wilson
Hotel Lille Europe

Belgium
Brussels
Citadines Sainte-Catherine
Citadines Toison d'Or

Germany
Berlin
Citadines Olivaer Platz

Spain
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The Ascott Burj Dubai, opening Q4 2005
Somerset Al Majarah, opening Q4 2004

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "FIRST & FINAL DIVIDEND OF 1.20 CENTS (6%) PER SHARE - CHANGE IN TAX RATE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott - change in tax rate.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 21/04/2004 to the SGX

MASNET No. 26 OF 21.04.2004
Announcement No. 26

THE ASCOTT GROUP LIMITED

FIRST & FINAL DIVIDEND OF 1.20 CENTS (6%) PER SHARE - CHANGE IN TAX RATE

The Company wishes to advise that following the announcement of the Singapore Ministry of Finance on 27 February 2004, the Singapore corporate tax rate has been reduced from 22% to 20% with effect from the Year of Assessment 2005.

In this regard, the Company's approved first and final dividend of 1.20 cents (6%) per share will be paid less income tax of 20%. Payment date remains unchanged on 7 May 2004.

By order of the Board

Shan Tjio
Company Secretary
21 April 2004

Submitted by Shan Tjio, Company Secretary on 21/04/2004 to the SGX

MASNET No. 66 OF 22.04.2004
Announcement No. 162

CAPITALAND LIMITED

DISTRIBUTION IN SPECIE OF UNITS IN CAPITACOMMERCIAL TRUST NOTICE OF BOOKS CLOSURE AND DATES IN RELATION TO THE TRADING OF CCT UNITS

The Board of Directors (the "Board") of CapitaLand Limited (the "Company" or "CapitaLand") refers to the announcement dated 6 February 2004 entitled "The Establishment of CapitaCommercial Trust and the Distribution *In Specie* of Units in CapitaCommercial Trust to Shareholders" and its circular to Shareholders dated 16 March 2004 ("Circular"). Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Circular despatched to Shareholders.

Notice of Books Closure

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed at 5.00 p.m. on Thursday, 13 May 2004 ("Books Closure Date") for the purposes of determining Shareholders' entitlements to the Distribution *In Specie* of one CCT Unit for every five Shares, with any fraction of a CCT Unit arising from the Distribution *In Specie* to be disregarded. Duly completed and stamped transfers in respect of Shares not registered in the name of The Central Depository (Pte) Limited ("CDP"), together with all relevant documents of title thereto, received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on Thursday, 13 May 2004 will be registered to determine Shareholders' entitlements to the Distribution *In Specie*. Shareholders (being Depositors) whose Securities Accounts with CDP are credited with Shares as at 5.00 p.m. on Thursday, 13 May 2004 will be entitled to the Distribution *In Specie*.

Entitlements of Shareholders to the CCT Units

Pursuant to the Capital Reduction and the Distribution *In Specie*, Shareholders will receive one CCT Unit for every five Shares held as at the Books Closure Date, with any fraction of a CCT Unit arising from the Distribution *In Specie* to be disregarded. For example, for every 1,000 Shares held by a Shareholder as at the Books Closure Date, that Shareholder will receive 200 CCT Units.

Scripless Shares

In the case of Shareholders being Depositors, entitlements to the CCT Units will be determined on the basis of the number of Shares standing to the credit of their respective Securities Accounts as at the Books Closure Date. Following the Books Closure Date, CDP will credit their Securities Accounts with the relevant number of CCT Units and will send each such Depositor a notification letter confirming the number of CCT Units that has been credited to his Securities Account.

Scrip Shares

In the case of Shareholders not being Depositors, entitlements to the CCT Units will be determined on the basis of their holdings of Shares appearing in the Register of Members of the Company as at the Books Closure Date. Shareholders not being Depositors who have not already done so, are requested to take the necessary action to ensure that the Shares owned by them are registered in their names or in the names of their nominees by the Books Closure Date.

Shareholders not being Depositors should note that as neither the Company nor its Share Registrar, Lim Associates (Pte) Ltd, has any record of any securities account that such Shareholders may have with CDP, their entitlements to the CCT Units will not be deposited with CDP. Instead, the names of each Shareholder not being a Depositor as well as the relevant number of CCT Units held by each Shareholder not being a Depositor will be entered into CCT's Register of Unitholders maintained by the Trustee and such entries in the Register of Unitholders shall be conclusive evidence of the number of CCT Units held by such Shareholder. Shareholders not being Depositors should also note that they will not be able to trade in such CCT Units on the SGX-ST. Details on how to deposit the CCT Units with CDP or otherwise deal with the CCT Units will be set out in a letter issued by the Company to be despatched to all Shareholders not being Depositors in due course.

CPF Funded Shareholders

In the case of Shareholders who have purchased Shares using their CPF funds, entitlements to the CCT Units will be determined on the basis of the number of Shares standing to the credit of their respective Investment Accounts ("CPFIA") as at the Books Closure Date. Following the Books Closure Date, CDP will credit their CPFIAs with the relevant number of CCT Units and will send each such Shareholder a notification letter confirming the number of CCT Units that has been credited to his CPFIA.

<u>Timetable</u>

The following is a timetable setting out the relevant dates and times leading to the commencement of trading of the CCT Units on the Main Board of the SGX-ST:

EVENT		DATE
Last day for trading CapitaLand shares cum Distribution *In Specie*	:	Monday, 10 May 2004
Date and time of commencement for trading CapitaLand shares ex-Distribution *In Specie*	:	Tuesday, 11 May 2004 at 9.00 a.m.
Date and time of commencement for trading of the CCT Units on a "when issued" basis [(1)]	:	Tuesday, 11 May 2004 at 9.00 a.m.
Books Closure Date	:	Thursday, 13 May 2004 at 5.00 p.m.
Effective Date of the Capital Reduction and the Distribution *In Specie*	:	Saturday, 15 May 2004
Date of announcement of total number of CCT Units to be listed	:	Saturday, 15 May 2004
Date and time of commencement for trading of the CCT Units on a "ready" basis [(2)]	:	Monday, 17 May 2004 at 9.00 a.m.
Settlement date for all trades done on a "when issued" basis and for all trades done on a "ready" basis on Monday, 17 May 2004	:	Thursday, 20 May 2004

Notes:

(1) All persons trading in the CCT Units on a "when issued" basis do so at their own risk. In particular, persons trading in the CCT Units before their Securities Accounts with CDP are credited with the relevant number of CCT Units do so at the risk of selling CCT Units which neither they nor their nominees, if applicable, have been allotted or are otherwise beneficially entitled to. Persons who have a net sell position traded on a "when issued" basis should close their position on or before the first day of "ready" basis trading.

(2) All persons trading in the CCT Units on a "when issued" basis should note that the trading and quotation of the CCT Units on a "ready" basis on the SGX-ST on the date above depends on the Capital Reduction and the Distribution *In Specie* becoming effective on the Effective Date. Investors should consult the announcement to be made by the SGX-ST on the "ready" trading date on the internet (at the SGX-ST website http://www.sgx.com) or enquire from their brokers the date on which trading on a "ready" basis will commence.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore, 22 April 2004

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute these materials in certain jurisdictions.

Submitted by Tan Wah Nam, Company Secretary on 22/04/2004 to the SGX

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND'S S$262 MILLION RATED RMBS TWO TIMES SUBSCRIBED"

News release - RMBS.pd

Submitted by Tan Wah Nam, Company Secretary on 23/04/2004 to the SGX

CapitaLand

For immediate release
23 April 2004

NEWS RELEASE

CapitaLand's S$262 million rated RMBS two times subscribed

Strong investor demand seen in Europe and U.S. for all tranches

Singapore, 23 April 2004 – CapitaLand's recently launched US$155.6 million (S$262 million equivalent) rated Residential Mortgage Backed Securities ("RMBS") issue has successfully closed with a subscription rate of two times for the Notes. The RMBS issue is backed by the sales receivables from two residential condominium projects by CapitaLand Residential - The Imperial and The Botanic On Lloyd. There is strong demand from a broad range of investors in Europe and U.S., including financial institutions, asset management firms, asset-backed security funds and insurance institutions. Bayerische Hypo- und Vereinsbank AG, Singapore Branch, is the lead manager and underwriter for the RMBS issue.

The Notes were issued via special purpose company Arwen Investment Corporation Limited in three classes, and rated by international rating agencies -- Fitch, Moody's and Standard & Poor's. The Notes were distributed internationally with indicative ratings as follows:

Class: A1 **Size:** US$126 million **Rating:** AAA/Aaa/AAA
Class: A2 **Size:** US$17.8 million **Rating:** AA+/Aa1/AA
Class: A3 **Size:** US$11.8 million **Rating:** A+/A1/A

All the Notes carry quarterly coupon payments and have an expected maturity in October 2006. In-principle approval has been granted by the Singapore Exchange Securities Trading Limited ("SGX-ST") to list the Notes on the official list of the SGX-ST. Application has been made to list the Notes on the Luxembourg Stock Exchange.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **23 April 2004**

For more information, please contact:

Analyst contact:

Harold Woo, Equity Markets
Tel: +65 68233210
Email: harold.woo@capitaland.com.sg

Media contact:

Julie Ong, Communications
Tel: +65 68233541
Email: julie.ong@capitaland.com.sg

INTEREST ON CONVERTIBLE BONDS DUE 2007

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the fourth interest payment (the "Interest Payment") on the S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds"), convertible into new ordinary shares of S$1.00 each in the capital of CapitaLand, shall be made on 4 May 2004.

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 0.625 per cent. per annum, payable semi-annually in arrear on 3 May and 3 November in each year (each an "Interest Payment Date"), commencing 3 November 2002. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

As the Interest Payment Date for this Interest Payment is not a business day as defined under Clause 7.6 of the terms and conditions of the Convertible Bonds, the Interest Payment shall be made on 4 May 2004 (the "Actual Payment Date"), which is the business day immediately following 3 May 2004. Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore
26 April 2004

Submitted by Tan Wah Nam, Company Secretary on 26/04/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "(1) CAPITAL REDUCTION AND CAPITAL DISTRIBUTION OF S$0.18 FOR EACH SHARE (2) HIGH COURT APPROVAL FOR CAPITAL REDUCTION (3) NOTICE OF BOOKS CLOSURE AND EXPECTED DATES FOR PAYMENT AND THE COMMENCEMENT OF TRADING OF S$0.32 SHARES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 26/04/2004 to the SGX

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(1) CAPITAL REDUCTION AND CAPITAL DISTRIBUTION OF S$0.18 FOR EACH SHARE
(2) HIGH COURT APPROVAL FOR CAPITAL REDUCTION
(3) NOTICE OF BOOKS CLOSURE AND EXPECTED DATES FOR PAYMENT AND THE COMMENCEMENT OF TRADING OF S$0.32 SHARES

The Board of Directors of Raffles Holdings Limited (the "**Company**") refers to its announcement dated 28 January 2004 in respect of, *inter alia*, the proposed one-off capital distribution (the "**Capital Distribution**") of S$0.18 for each issued ordinary share of $0.50 each ("**Share**") in the capital of the Company to the shareholders of the Company ("**Shareholders**"), by way of a capital reduction exercise (the "**Capital Reduction**") to reduce the par value of each Share from S$0.50 to S$0.32, and the Company's circular to shareholders dated 22 March 2004 (the "**Circular**"). Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Circular despatched to Shareholders.

Approval of the High Court

The Board is pleased to announce that the High Court of the Republic of Singapore has given its approval and confirmation for the Capital Reduction on 23 April 2004 and that the Order of Court confirming the Capital Reduction was extracted today. The Capital Reduction will become effective upon the electronic filing of the Order of Court with the Accounting and Corporate Regulatory Authority ("**Effective Date**"). An announcement confirming the Effective Date and the date of commencement of trading of the S$0.32 Shares on the Main Board of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") will be made in due course.

Notice of Books Closure

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 14 May 2004 at 5.00 p.m. ("**Books Closure Date**") for the purposes of determining Shareholders' entitlement to the Capital Distribution. Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 14 May 2004 will be registered to determine Shareholders' entitlement to the Capital Distribution. Depositors whose Securities Accounts with The Central Depository (Pte) Limited ("**CDP**") are credited with Shares as at 5.00 p.m. on 14 May 2004 will be entitled to the Capital Distribution.

Entitlements of Shareholders to the Capital Distribution

Pursuant to the Capital Reduction and the Capital Distribution, Shareholders will receive S$0.18 for each Share held as at the Books Closure Date.

Scripless Shares

In the case of Shareholders being Depositors, such Shareholders having Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their entitlements to the Capital Distribution despatched to them by CDP by ordinary post at their own risk within ten (10) Market Days from the Books Closure Date.

Scrip Shares

In the case of Shareholders not being Depositors, such Shareholders whose names are registered in the Register of Members of the Company as at the Books Closure Date will have cheques for the payment of their entitlements to the Capital Distribution despatched to them together with the New Share Certificates by ordinary post at their own risk within ten (10) Market Days from the Books Closure Date.

Shareholders not being Depositors who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their Old Share Certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, at least five (5) Market Days prior to the Books Closure Date in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date.

To facilitate the administrative procedures relating to, and to minimise inconvenience to Shareholders arising from, the Capital Reduction and the Capital Distribution, the Company is proposing to cancel all Old Share Certificates relating to Shares in issue as at the Books Closure Date. The cancellation of the Old Share Certificates will be made on the date on which the Capital Reduction takes effect and, upon such cancellation, the Company will issue to the Shareholders with Shares registered in their names in the Register of Members and/or with Shares entered against their names in the Depository Register as at the Books Closure Date, new share certificates ("**New Share Certificates**") in respect of the S$0.32 Shares.

Upon cancellation, the Old Share Certificates shall be void and will cease to have any effect or be valid for any purpose.

In respect of Shareholders who have already deposited their Old Share Certificates with CDP at least five (5) Market Days prior to the Books Closure Date, arrangements will be made with CDP for the New Share Certificates in respect of the S$0.32 Shares attributable to such Shareholders to be issued to CDP. In respect of Shareholders with Shares standing to the credit of their Securities Accounts maintained with CDP as at the Books Closure Date, no further action needs to be taken as arrangements will be made by the Company with CDP for all Old Share Certificates issued in the name of CDP or its nominee as at the Books Closure Date to be cancelled and for the New Share Certificates in respect of the S$0.32 Shares attributable to such Shareholders to be issued to CDP or its nominee and deposited with CDP.

To facilitate destruction of the Old Share Certificates, Shareholders with Shares registered in their names in the Register of Members of the Company as at the Books Closure Date are encouraged to return to the share registration office of the Company, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315 ("**Share Registration Office**"), their Old Share Certificates in respect of their Shares. However, whether or not the Old Share Certificates in respect of such Shares are delivered to the Share Registration Office, the Old Share Certificates shall be cancelled and New Share Certificates will be issued to such Shareholders in respect of the S$0.32 Shares attributable to such Shareholders. The New Share Certificates will be sent to them at their own risk by ordinary post within ten (10) Market Days from the Books Closure Date. Where the Shares are registered jointly in the names of several persons, the New Share Certificates in respect of the S$0.32 Shares shall be sent to the person whose name stands first in the Register of Members. Shareholders who wish to record any change in their registered address should notify the Share Registration Office of such change before the Books Closure Date.

Shareholders who hold Old Share Certificates and who wish to deposit their Shares with CDP must deliver their Old Share Certificates to CDP at least five (5) Market Days prior to the Books Closure Date. CDP will not accept Old Share Certificates in respect of Shares for deposit after the fifth (5th) Market Day preceding the Books Closure Date.

Timetable

The following is a timetable setting out the relevant expected dates and times leading to the payment of the Capital Distribution and the commencement of trading of the S$0.32 Shares on the Main Board of the SGX-ST:

EVENT		DATE
Last day of trading Shares cum Capital Distribution	:	Tuesday, 11 May 2004
Date and time of commencement for trading Shares ex-Capital Distribution	:	Wednesday, 12 May 2004 at 9.00 a.m.
Books Closure Date for the Capital Distribution at 5.00 p.m.	:	Friday, 14 May 2004
Effective Date of the Capital Reduction	:	Saturday, 15 May 2004
Date and time of commencement of trading of S$0.32 Shares at 9.00 a.m.	:	Monday, 17 May 2004
Payment Date for the Capital Distribution	:	Friday, 28 May 2004

By Order of the Board

Emily Chin
Company Secretary
Singapore, 26 April 2004

Submitted by Emily Chin, Company Secretary on 26/04//2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML - annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 28/04/2004 to the SGX

MASNET No. 87 OF 28.04.2004
Announcement No. 89

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 28 April 2004 received 748,666 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 1 January 2004 to 31 March 2004. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 4,730,087 units.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
28 April 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 28/04/2004 to the SGX

DATE OF RELEASE OF FIRST QUARTER 2004 FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results for the three months ended 31 March 2004 on Monday, 3 May 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
28 April 2004

Submitted by Tan Wah Nam, Company Secretary on 28/04/2004 to the SGX

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, HELICONIA INVESTMENT LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Heliconia Investment Limited
Principal Activity	:	Investment holding company
Authorised Capital	:	S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each
Paid-Up Capital	:	S$2 divided into 2 ordinary shares of S$1 each.

Heliconia is a wholly-owned subsidiary of CapitaLand Financial Investments Pte. Ltd., itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
28 April 2004

Submitted by Tan Wah Nam, Company Secretary on 28/04/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "AUSTRALAND TO ACQUIRE A$220M PROPERTY PORTFOLIO AND RAISE A$189M OF CAPITAL"

CapitaLand Limited's ("CapitaLand") subsidiary, Australand Property Group ("Australand"), has today issued an announcement on the above matter. Australand's announcement is attached for information.

CapitaLand wishes to inform that:

(a) It supports Australand's acquisition proposal and capital raising exercise undertaken to increase Australand's recurrent income by the progressive acquisition of additional income producing properties.

(b) It intends to take up its full entitlement under Australand's proposed 1 for 7 entitlement offer, which involves an amount of approximately A$95m (equivalent to approximately S$118m).

(c) CapitaLand's subscription for the entitlement offer, and Australand's institutional placement, are not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
29 April 2004

APG annc - 29 Apr 2004.pd

Submitted by Tan Wah Nam, Company Secretary on 29/04/2004 to the SGX

ASX ANNOUNCEMENT

29 April 2004

AUSTRALAND TO ACQUIRE $220M PROPERTY PORTFOLIO AND RAISE $189M OF CAPITAL

Australand Property Group today announced its intention to make an offer to the non Australand unitholders in Australand Wholesale Property Trust No.3 ("AWPT3") to acquire their units for $1.12 per unit, at a total cost of approximately $98 million. The trust consists of 8 quality office and industrial properties developed by Australand over the past 2 years, with a value of approximately $220 million.

The acquisition is to be approved by the AWPT3 unitholders at a meeting scheduled for Wednesday 26 May 2004 with the acquisition to be completed by 31 May 2004. Following the acquisition, the proportion of Australand's recurrent income on an annualised basis will increase from 31% to 35%.

In conjunction with the acquisition, Australand will raise approximately $189 million of additional capital by way of a non-renounceable 1 for 7 entitlement offer of approximately 100.3 million new stapled securities and an institutional placement of approximately 15.4 million new stapled securities, each at $1.63 per new stapled security.

Qualifying securityholders who are registered securityholders as at 7.00pm (Sydney time) on Tuesday 4 May 2004 and who have registered addresses in Australia, Singapore or New Zealand will receive an Entitlement Offer.

Commenting on the acquisition and capital raising Mr. Brendan Crotty, Australand Property Group Managing Director, said:

"This previously foreshadowed acquisition of AWPT 3 is the next step in Australand's strategy to reduce the Group's dependence on development earnings and to increase the level of recurrent property investment income through the progressive acquisition of additional quality income producing properties. The acquisition will bring Australand's recurrent income property portfolio to approximately $600 million and the Group is on track to achieve its stated medium term objective of having recurrent income equivalent to development profits by 2007."

Australand Property Group's major securityholder, CapitaLand Limited, has confirmed that it will take up its full entitlement of approximately $95 million under the entitlement offer. The remaining amount of the entitlement offer and the entire institutional placement will be fully underwritten by Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch.

It is intended that the proceeds of the capital raising will be used to fund the AWPT3 acquisition and to reduce the level of Australand Property Group's gearing.

The new stapled securities issued under the capital raising will be entitled to the full distribution for the quarter ending 30 June 2004, forecast to be 4 cents per stapled security and expected to be paid on 3 August 2004. The revised forecast distribution for Australand Property Group for the year ending 31 December 2004 is 16.5 cents per stapled security. This represents an annualised yield of 10.1% based on an issue price of $1.63 per New Stapled Security.

Australand Property Group has sought a trading halt for its stapled securities as from commencement of trading this morning on the Australian and Singapore stock exchanges whilst the institutional component of the Entitlement Offer and the Institutional Placement are conducted.

The Product Disclosure Statement and Prospectus for the Capital Raising has been lodged with the Australian Securities & Investments Commission today and it is anticipated that it will be sent to securityholders on or around Thursday 6 May 2004. The retail component of the entitlement offer will remain open until Tuesday 25 May 2004.

....

For further information, please contact:
Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "(1) REQUEST FOR TRADING HALT; (2) ENTITLEMENT OFFER PRESENTATION; (3) CHAIRMAN'S ADDRESS & PRESENTATION; AND (4) PRODUCT DISCLOSURE STATEMENT & PROSPECTUS"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued announcements on the above matters.

For details, please refer to the announcements posted by APG on the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 29/04/2004 to the SGX

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "(1) RECOMMENCEMENT OF TRADING IN STAPLED SECURITIES; (2) SUCCESSFUL INSTITUTIONAL CAPITAL RAISING; AND (3) ANNUAL GENERAL MEETING - OUTCOME OF RESOLUTIONS"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued announcements on the above matters. Attached APG's announcements are for information.

APG - recommence trading.p

APG - institutional capital raising.p

APG - AGM outcome.pd

Submitted by Jessica Lum, Assistant Company Secretary on 30/04/2004 to the SGX

AUSTRALAND AUSTRALAND PROPERTY GROUP

30 April 2004

Trading Management Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Recommencement of Trading in Stapled Securities

I request that you recommence trading in Australand Property Group stapled securities at 9.00am Singapore time today on the basis that the stapled securities will trade "ex-entitlement" in relation to the 1 for 7 entitlement offer announced yesterday.

Could you please confirm when trading has recommenced.

Yours faithfully,

Phil Mackey

Phil Mackey
Company Secretary

ASX ANNOUNCEMENT

30 April 2004

SUCCESSFUL INSTITUTIONAL CAPITAL RAISING

Australand Property Group today announced that both the $25 million institutional placement and the institutional component of the 1 for 7 entitlement offer announced yesterday, have closed oversubscribed following strong support from existing major securityholders. The placement also resulted in the introduction of a number of new institutional securityholders to the Australand Property Group register.

Commenting on the successful institutional capital raising Mr. Brendan Crotty, Australand Property Group Managing Director, said:

"The strong interest in the placement is an endorsement of the Group's strategy of increasing its *recurrent income via organic growth.*"

Qualifying securityholders who are registered securityholders as at 7.00pm (Sydney time) on Tuesday 4 May 2004 and who have registered addresses in Australia, Singapore or New Zealand will receive an Entitlement Offer. It is anticipated that the Product Disclosure Statement and Prospectus for the entitlement offer will be dispatched to securityholders on or around Thursday 6 May 2004. The retail component of the entitlement offer will remain open until Tuesday 25 May 2004.

Australand Property Group stapled securities will recommence trading on the Australian Stock Exchange from commencement of trading today.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

ASX ANNOUNCEMENT

30 April 2004

ANNUAL GENERAL MEETING
OUTCOME OF RESOLUTIONS PUT TO MEETING

In accordance with Listing Rule 3.13.2, Australand Property Group advises the outcome of each resolution put to the Annual General Meeting yesterday is as follows:

RE-ELECTION OF DIRECTORS

RESOLUTION 1

Tham Kui Seng - passed on a show of hands without dissent. The proxy votes received for this item were:

For	Against	Open	Abstain
97,362,979	10,557,834	8,444,363	11,167,742

RESOLUTION 2

James Glen Service, AO - passed on a show of hands without dissent. The proxy votes received for this item were:

For	Against	Open	Abstain
116,634,728	2,021,858	8,482,548	159,695

ELECTION OF DIRECTOR

RESOLUTION 3

Kee Teck Koon - passed on a show of hands without dissent. The proxy votes received for this item were:

For	Against	Open	Abstain
105,524,067	2,307,371	8,506,363	11,195,117

APPOINTMENT OF AUDITOR

RESOLUTION 4

Passed on a show of hands. The proxy votes received for this item were:

For	Against	Open	Abstain
118,555,235	81,244	8,661,463	208,111

APPOINTMENT OF CORPORATE REPRESENTATIVE

Ausprop Holdings Limited appointed Mr. Lui Chong Chee, or failing him, Mr. Brendan Patrick Crotty its representative and directed that its 321,147,110 stapled securities be voted in favour of each resolution.

Austvale Holdings Ltd appointed Mr. Lui Chong Chee, or failing him, Mr. Brendan Patrick Crotty as its representative and directed that its 85,993,661 stapled securities be voted in favour of each resolution.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DISSOLUTION OF DORMANT SUBSIDIARIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott - 30 Apr 2004.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 30/04/2004 to the SGX

MASNET No. 65 OF 30.04.2004
Announcement No. 110

THE ASCOTT GROUP LIMITED

DISSOLUTION OF DORMANT SUBSIDIARIES

The Board of Directors of the Company wishes to announce that the Company's following wholly owned dormant subsidiaries have been dissolved :-

(1) Ascott Serviced Apartments (Malaysia) Sdn. Bhd.
(2) Liang Court Hotel Property (M) Sdn. Bhd.

The dissolution of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2004.

By order of the Board

Shan Tjio
Company Secretary
30 April 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 30/04/2004 to the SGX